File No. 812-15368

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED Application for an Order to Amend a Prior Order UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

ACE III Master Fund, L.P., ACIP Investment Management LLC, ACIP Parallel Fund A, L.P., ACIP Apex Co-Investment, L.P., ACOF Investment Management LLC, ACOF IV ATD Co-Invest, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, ACOF Operating Manager IV, LLC, ACOF Operating Manager, L.P., ADREX Advisor LLC, AEIF Kleen Investor, LLC, AEIF Linden Blocker II LLC, AEPEP II N Strategic Investments, L.P., AEPEP III N Strategic Co-Invest, L.P., AF Energy Feeder, L.P., AF V APR Co-Invest, L.P., AIREX Advisor LLC, Ambition Holdings, L.P., American Capital Equity I, LLC, American Capital Equity II, LP, Apollo Poland Real Estate Co-Investment, L.P., Apollo Real Estate Investment Fund V, L.P., Apollo Real Estate Management V L.P., Apollo Real Estate Parallel Fund V-A, L.P., Apollo Real Estate Parallel Fund V-B, L.P., Apollo Real Estate Parallel Fund V-C, L.P., APSecurities Manager LP, AREA EAGLE Co-Invest Management LLC, AREA EAGLE Co-Invest Partnership, L.P., AREA European Property Enhancement Management, LLC, AREA European Property Enhancement Program, L.P., AREA UK Co-Invest Real Estate Management L.P., AREA-C, L.P., AREA-CAELUS Co-Invest Management, L.P., AREA-CAELUS Co-Invest, L.P., AREG AC Makena Holdings LLC, AREG CC II Manager L.P., AREG CIP 601 W. 29 AIV LP, AREG CIP 601 W. 29 Co-Invest Member LLC, AREG CIP DAQ AIV LP, AREG CIP IE Portfolio AIV LP, AREG CIP Needham AIV LP, AREG CIP One South Halsted AIV LP, AREG CIP Portland Industrial AIV LP, AREG CIP RW50 AIV LP, AREG CIP Wellington Bay AIV LP, AREG CV Boston Hotel Co-Investor LLC, AREG ELI Co-Invest Vehicle, L.P., AREG Iberian Residential Co-Invest Vehicle SCSp, AREG Kennedy Co-Invest S.C.A., AREG Klondike Manager, L.P., AREG LPKC Partners, L.P., AREG Makena Management L.P., AREG Star and Garter Co-Invest Partnership, L.P., AREG-T European Portfolio, L.P., AREG-T Manager III, L.P., AREG-Talisman Fred Supp Partners, L.P., Ares Alternative Credit Management LLC, Ares Apex Pooling, LLC, Ares Asia Management Ltd, Ares ASIP VII Management, L.P., Ares Asset-Backed Loan Fund LP, Ares Cactus Operating Manager, L.P., Ares Capital Corporation, Ares Capital Europe IV (E) Levered, Ares Capital Europe IV (E) Unlevered, Ares Capital Europe IV (G) Levered, Ares Capital Europe IV (G) Unlevered, Ares Capital Europe V (E) Levered, Ares Capital Europe V (E) Unlevered, Ares Capital Europe V (G) Levered, Ares Capital Europe V (G) Unlevered, Ares Capital Europe, L.P., Ares Capital Management LLC, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares CIP (V) Management LLC, ARES CIP US Real Estate Opportunity Partners A, L.P., ARES CIP US Real Estate Opportunity Partners B, L.P, Ares Climate Infrastructure Partners, L.P., Ares CLO Funding I, L.P., Ares CLO Funding III LP, Ares CLO Management LLC, Ares CLO Management XXVII, L.P., Ares CLO Management II, LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VR, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXIX, L.P., Ares CLO Warehouse 2021-6 Ltd., Ares CLO Warehouse 2021-8 Ltd., Ares Commercial Finance LP, Ares Commercial Finance Management, LP, Ares Commercial Real Estate Corporation, Ares Commercial Real

Estate Management LLC, Ares Corporate Opportunities Fund Asia, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VI Parallel (TE), L.P., Ares Corporate Opportunities Fund VI, L.P., Ares Corporate Opportunities Fund, L.P., Ares Credit Hedge Fund LP, Ares Credit Investment Partnership I (V) L.P., Ares Credit Investment Partnership II (A), L.P., Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund III, L.P., Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP, Ares CSF III Investment Management, LLC, Ares CSF IV Management LLC, Ares CSF Operating Manager I, LLC, Ares Customized Credit Fund L.P., Ares Direct Finance I LP, Ares Direct Investments (AC) LP, Ares Direct Lending Opportunities LLC, Ares Direct Lending Opportunities Offshore LLC, Ares Direct Lending Opportunities Parallel LLC, Ares Diversified Credit Strategies Fund (S), L.P., Ares Diversified Credit Strategies Fund II (IM), L.P., Ares Diversified Real Estate Exchange LLC, Ares EHP Co-Invest Holdings, L.P., Ares EIF Management, LLC, Ares Energy Investors Fund V, L.P., Ares Energy Opportunities Fund A, L.P., Ares Energy Opportunities Fund B, L.P., Ares Energy Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, LTD., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., Ares Enhanced Loan Investment Strategy II, LTD., Ares Enhanced Loan Investment Strategy III, LTD., Ares Enhanced Loan Investment Strategy IR, LTD., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares EPIC Co-Invest II, L.P., Ares EPIC Co-Invest, L.P., Ares European CLO II B.V., Ares European CLO IX Designated Activity Company, Ares European CLO VI Designated Activity Company, Ares European CLO VII Designated Activity Company, Ares European CLO VIII Designated Activity Company, Ares European CLO X Designated Activity Company, Ares European CLO XI Designated Activity Company, Ares European CLO XII Designated Activity Company, Ares European CLO XIII Designated Activity Company, Ares European CLO XIV Designated Activity Company, Ares European CLO XV Designated Activity Company, Ares European CLO XVI Designated Activity Company, Ares European Credit Investments I (C), L.P., Ares European Credit Investments II (G), L.P., Ares European Credit Investments III (K), L.P., Ares European Credit Investments IV (A), L.P., Ares European Credit Investments V (X), L.P., Ares European Credit Investments VI (N), L.P., Ares European Credit Investments VII (CP), L.P., Ares European Credit Investments IX (AF), L.P., Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P., Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund IX (C), L.P., Ares European Credit Strategies Fund V (G) L.P., Ares European Credit Strategies Fund VI (B), LP, Ares European Credit Strategies Fund VII (Palo Verde), L.P., Ares European Credit Strategies Fund X (T), L.P., Ares European Credit Strategies Fund XI (S), L.P., Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1, Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2, Ares European Loan Funding II, Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Parallel Partners III SCSp, Ares European Property Enhancement Partners II, L.P., Ares European Property Enhancement Partners III SCSp, Ares European Real Estate Fund I (EU), L.P., Ares European Real Estate Fund I (IF), L.P., Ares European Real Estate Fund II (EURO), L.P., Ares European Real Estate Fund II, L.P., Ares European Real Estate Fund III (EURO), L.P., Ares European Real Estate Fund III, L.P., Ares European Real Estate Fund IV (EURO), L.P., Ares European Real Estate Fund IV, L.P., Ares European Real Estate Fund V (Dollar) SCSp, Ares European Real Estate Fund V SCSp, Ares European Real Estate Fund VI SCSp, Ares European Real Estate Management I, L.P., Ares European Real Estate Management II, L.P., Ares European Real Estate Management III, L.P., Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G), Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G), Ares Global High Grade CLO Debt Fund, L.P., Ares Global Multi-Asset Credit Master Fund, L.P., Ares Ground Lease Partners, L.P., Ares HICOF Operating Manager, L.P., Ares High Income Credit Opportunities Fund II (Master) LP, Ares High Income Credit Opportunities Fund, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF III Fund (CAYMAN) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management LP, Ares IDF Management LLC, Ares IIIR/IVR CLO LTD., Ares Income Opportunity Fund, L.P., Ares Industrial Real Estate Exchange LLC, Ares Industrial Real Estate Fund GP LLC, Ares Industrial Real Estate Fund LP, Ares Industrial Real Estate Fund Manager LLC, Ares Industrial Real Estate Income Trust Inc., Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP, Ares Industrial Real Estate Income Trust Inc.-

Build-To-Core Industrial Partnership II LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership III LLC, Ares Institutional Credit Fund L.P., Ares Institutional High Yield Master Fund LP, Ares Institutional Loan Fund, L.P., Ares Institutional Structured Credit Management, L.P., Ares Jasper Fund, L.P., Ares L CLO Ltd., Ares LI CLO Ltd., Ares LII CLO Ltd., Ares LIII CLO Ltd., Ares LIV CLO Ltd., Ares LIX CLO Ltd., Ares Loan Funding I, Ltd., Ares Loan Trust 2011, Ares Loan Trust 2016, Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6), Ares LVI CLO Ltd., Ares LVII CLO Ltd., Ares LVIII CLO Ltd., Ares LX CLO Ltd., Ares LXI CLO Ltd., Ares LXII CLO Ltd., Ares Management Limited, Ares Management LLC, Ares Management Luxembourg S.a.r.l., Ares Management UK Limited, Ares Master Employee Co-Invest Program 2015, L.P., Ares Master Employee Co-Invest Program 2019 Offshore, L.P., Ares Master Employee Co-Invest Program 2019 Onshore, L.P., Ares Mezzanine Management LLC, Ares Mezzanine Partners, L.P., Ares Midway Partners, L.P., Ares Minerva Co-Invest, L.P., Ares MSCF V (H) Management LLC, Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares ND Credit Strategies Fund LLC, Ares PA Opportunities Fund, L.P., Ares Pan-European Logistics Partnership, L.P., Ares Pathfinder Core Fund (Offshore), L.P., Ares Pathfinder Core Fund, L.P., Ares Pathfinder Fund (Offshore), L.P., Ares Pathfinder Fund, L.P., Ares PBN Finance Co. LLC, Ares PE Extended Value Fund LP, Ares PG Co-Invest L.P., Ares Private Account Management I, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions (Offshore) II, L.P., Ares Private Credit Solutions II, L.P., Ares Private Credit Solutions, L.P., Ares Private Debt Strategies Fund II, L.P., Ares Private Markets Fund, Ares Private Opportunities (CP), L.P., Ares Private Opportunities (NYC), L.P., Ares Private Opportunities 2020 (C), LP, Ares Real Estate Enhanced Income Fund, L.P., Ares Real Estate Management Holdings, LLC, Ares Real Estate Income Trust Inc., Ares Real Estate Secured Income Fund, L.P., Ares RF Co-Invest (H), L.P., Ares RF Co-Invest, L.P., Ares RLG Co-Invest Holdings, L.P., Ares SCM Co-Invest III, L.P., Ares Secured Income Master Fund LP, Ares Senior Direct Lending Master Fund Designated Activity Company, Ares Senior Direct Lending Master Fund II Designated Activity Company, Ares Senior Direct Lending Parallel Fund (L) II, L.P., Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Parallel Fund (U) II, L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Loan Trust, Ares Senior Loan Trust Management L.P., Ares SDL II Capital Management LLC, Ares SFERS Credit Strategies Fund LLC, Ares Special Opportunities Fund (Offshore), L.P., Ares Special Opportunities Fund, L.P., Ares Special Opportunities Fund II (Jersey A) L.P., Ares Special Opportunities Fund II (Jersey) L.P., Ares Special Opportunities Fund II (Offshore), L.P., Ares Special Opportunities Fund II, L.P., Ares Special Situations Fund III, L.P., Ares Special Situations Fund IV, L.P., Ares Sports, Media and Entertainment Finance (Offshore), L.P., Ares Sports, Media and Entertainment Finance, L.P., Ares SSG Capital Management (Australia) PTY LTD, Ares SSG Capital Management (Hong Kong) Limited, Ares SSG Capital Management Limited, Ares SSG Capital Management (Mauritius) LTD., Ares SSG Capital Management (Singapore) PTE. LTD., Ares SSG Capital Management (Thailand) Limited, Ares SSG Capital Partners VI, L.P., Ares SSG Excelsior Co-Investment, L.P., Ares SSG Direct Lending, L.P., Ares SSG Secured Lending Opportunities III, L.P., Ares Strategic Income Fund, Ares Strategic Investment Partners IV, Ares Strategic Real Estate Program-HHC, LLC, Ares UK Credit Strategies, L.P., Ares U.S. CLO Management III LLC – Series A, Ares US Real Estate Development and Redevelopment Fund II, LP, Ares US Real Estate Fund IX, L.P., Ares US Real Estate Fund VII 892, L.P., Ares US Real Estate Fund VII, L.P., Ares US Real Estate Fund VIII, L.P., Ares US Real Estate Fund X, L.P., Ares US Real Estate Fund X-A, L.P., Ares US Real Estate Fund X-B, L.P., Ares US Real Estate Opportunity Fund III, L.P., Ares US Real Estate Opportunity Fund, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate Opportunity Parallel Fund III-A, L.P., Ares US Real Estate Opportunity Parallel Fund III-B, L.P., Ares US Real Estate Parallel Fund IX, L.P., Ares US Real Estate Parallel II Fund IX, L.P., Ares US Real Estate VII Management, LLC, Ares US Real Estate VIII Management, LLC, Ares VAL Co-Invest Holdings I, L.P., Ares VAL Co-Invest Holdings II, L.P., Ares VIR CLO LTD., Ares VR CLO, LTD., Ares X CLO LTD., Ares XI CLO LTD., Ares XL CLO Ltd, Ares XLI CLO Ltd, Ares XLII CLO Ltd., Ares XLIII CLO Ltd., Ares XLIV CLO Ltd., Ares XLIX CLO Ltd, Ares XLV CLO Ltd., Ares XLVI CLO LTD, Ares XLVII CLO LTD, Ares XLVIII CLO Ltd., Ares XX CLO LTD, Ares XXI CLO LTD., Ares XXIX CLO LTD, Ares XXVII CLO LTD, Ares XXVIIIR CLO Ltd., Ares XXXIIR CLO Ltd., Ares XXXIR CLO Ltd., ARES XXXIV CLO LTD., Ares XXXIX CLO Ltd., Ares XXXVII CLO, LTD, Ares XXXVIII CLO, LTD, ASIP Operating Manager IV, LLC, ASOF Delaware Feeder, L.P., ASOF Direct Investments (A), L.P., ASOF Investment Management LLC, Ares Insurance Partners, L.P., Ares Insurance Solutions LLC, Aspida Holdings Ltd., Aspida Life Re

Ltd.,  Aspida Holdings LLC, Aspida Re (Bermuda) Ltd., Aspida Re Services Ltd., Aspida Risk Advisors, LLC, Aspida Financial Services, LLC, Aspida Life Insurance Company, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., BCG BTC III Managing Member LLC, Cal Ares Real Estate Debt Partners, LLC, Chengdu Ares Yuanjing Equity Investment Fund L.P., Chengdu Ares Yuankang Investment Management Co Ltd, Chimney Tops Loan Fund, LLC, CION Ares Diversified Credit Fund, CION Ares Management, LLC, COLTS 2005-1 LTD., COLTS 2005-2 LTD., Columbus Opportunity Fund, L.P., Crestline Denali Capital LLC, Crestline Denali CLO XIV, Ltd., Crestline Denali CLO XV, Ltd., Crestline Denali CLO XVI, Ltd., Crestline Denali CLO XVII, Ltd., Denali Capital CLO X, Ltd., Denali Capital CLO XI, Ltd., Denali Capital CLO XII, Ltd., EIF Calypso II Blocker, LLC, EIF Channelview Blocker, LLC, EIF Oregon, LLC, EIF United States Power Fund IV, L.P., Emporia Preferred Funding III, LTD., Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Hush Lux S.a.r.l., Industrial Property Advisors Sub II LLC, Industrial Property Advisors Sub III LLC, Ivy Hill Asset Management, L.P., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, LTD., Ivy Hill Middle Market Credit Fund IX, LTD, Ivy Hill Middle Market Credit Fund V, LTD., Ivy Hill Middle Market Credit Fund VII, LTD., Ivy Hill Middle Market Credit Fund VIII, LTD., Ivy Hill Middle Market Credit Fund X, LTD, Ivy Hill Middle Market Credit Fund XII, LTD, Ivy Hill Middle Market Credit Fund XIV, Ltd, Ivy Hill Middle Market Credit Fund XV, Ltd., Ivy Hill Middle Market Credit Fund XVI, Ltd., Ivy Hill Middle Market Credit Fund XVII, Ltd., Ivy Hill Middle Market Credit Fund XIX, Ltd., Ivy Hill Middle Market Credit Fund XVIII, Ltd., Ivy Hill Revolver Funding LP, Klondike LLC, Landmark - NYC Fund I, L.P., Landmark Co-Investment Partners IX, L.P., Landmark Equity Advisors LLC, Landmark Equity Partners XIII, L.P., Landmark Equity Partners XIII-A, L.P., Landmark Equity Partners XIV, L.P., Landmark Equity Partners XV, L.P., Landmark Equity Partners XVI Co-Investment Fund, L.P., Landmark Equity Partners XVI, L.P., Landmark Equity Partners XVII Co-Investment Fund, L.P., Landmark Equity Partners XVII, L.P, Landmark Equity Partners XVII-B, L.P., Landmark Growth Capital Partners, L.P., Landmark Hudson Partners I, L.P., Landmark IAM Growth Capital, L.P., Landmark IAM Real Estate Partnership V, L.P., Landmark Infrastructure Partners II, L.P., Landmark Pacific Partners II, L.P., Landmark Pacific Partners, L.P. – Series A, Landmark Pacific Partners, L.P. – Series B, Landmark Pacific Partners, L.P. – Series C, Landmark Partners LLC, Landmark Partners 1907 Fund I, L.P., Landmark Partners 1907 Fund II, L.P., Landmark Partners 1907 Fund III, L.P., Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Landmark Private Opportunities (FG) 2021, L.P., Landmark Realty Advisors LLC, Landmark Real Estate Partners IX Co-Investment Fund, L.P., Landmark Real Estate Partners IX, L.P., Landmark Real Estate Partners V, L.P., Landmark Real Estate Partners VI Offshore, L.P., Landmark Real Estate Partners VI, L.P., Landmark Real Estate Partners VII Offshore, L.P., Landmark Real Estate Partners VII OPERS Co-Investment, L.P., Landmark Real Estate Partners VII, L.P., Landmark Real Estate Partners VIII Co-Investment Fund, L.P., Landmark Real Estate Partners VIII, L.P., Landmark Real Estate Partners VIII-A, L.P., Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P., Landmark Real Estate Partners IX-Campbell Co-Investment, L.P., Landmark Real Estate Partners VII-IP Co-Investment, L.P., Landmark Real Estate Partners VI-OPERS Co-Investment, L.P., Landmark Sing Co-Investment Fund I, L.P., Landmark Tig Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund II, L.P., Legacy SCM Aggregator, LLC, LWFB Co-Investment Fund I, L.P., MC European Real Estate Debt Parent LP, MC Investments Parent L.P, NCL III - Outside Opportunities B, NCL Investments II - Outside Opportunities Series A, NCL Investments II - Outside Opportunities Series B, NCL Investments II - PE Series, NCL Investments II - RA Series, NCL Investments II - RE Series, NCL Investments III PE Series, NCL Investments III RA Series, NCL Investments III RE Series, NCL Investments III, L.P. Outside Opportunities Series A, NCL Investments, L.P. - PE Series, NCL Investments, L.P. - RA Series, NCL Investments, L.P. - RE Series, Passero 18, L.P., Private Debt Strategies Fund III, L.P., Private Debt Strategies Fund IV, L.P., Private Debt Strategies Fund V, L.P., Renaissance Floating Rate Income Fund, SEI Global Master Fund PLC, SEI Institutional Investments Trust - High Yield Bond Fund, SEI Institutional Investments Trust - Opportunistic Income Fund, SEI Institutional Managed Trust - High Yield Bond Fund, SEI Investments Canada Company - U.S. High Yield Bond Fund, Shanghai SSG Investment Management Company Limited, Spring Bridge Partners (Longshore), LP, Spring Bridge Partners (PES) Fund, LP, Spring Bridge Partners, L.P., SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners III, LP, SSG Capital Partners IV SIDECAR, L.P., SSG Capital Partners IV, L.P., SSG Capital Partners V SIDECAR, L.P., SSG Capital Partners V, L.P., SSG Secured Lending Opportunities I-A, L.P., SSG Secured Lending Opportunities II, L.P., Touchstone Credit Opportunities Fund, Towers Watson Focused High Yield Master Fund,

United States Power Fund II, L.P., United States Power Fund III, L.P., USPF II Institutional Fund, L.P., Wafra Venture Master Fund I, VEF Group Management, LLC

All Communications, Notices and Orders to:

R. Kipp deVeer	Naseem Sagati Aghili	Joshua M. Bloomstein
Chief Executive Officer	General Counsel	General Counsel
Ares Capital Corporation	Ares Management Corporation	Ares Capital Corporation
245 Park Avenue, 44th Floor	2000 Avenue of the Stars, 12th Floor	245 Park Avenue, 44th Floor
New York, NY 10167	Los Angeles, CA 90067	New York, NY 10167
(212) 750-7300	(310) 201-4200	(212) 750-7300

Copies to:

Nicole M. Runyan
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022 (212) 446-4800
nicole.runyan@kirkland.com

September 1, 2022

I.              INTRODUCTION

A. Summary of Application

On January 18, 2017, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder, to amend the term “Follow-On Investment” to mean (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment.

B. Applicants

•	Ares Capital Corporation (“ARCC”), a closed-end non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;
•	Ares Capital Management LLC (“ACM”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as ARCC's investment adviser and is expected to serve as investment adviser to ASIF (defined below);
•	Ares Private Markets Fund (“APMF”), a closed-end non-diversified management investment company registered under the 1940 Act;
•	CION Ares Diversified Credit Fund (“CADEX, and, together with ARCC and APMF, the “Existing Regulated Funds”), a diversified, closed-end management investment company registered under the 1940 Act. Each of the Existing Regulated Funds qualifies as a Regulated Fund under the Prior Order;
•	Ares Strategic Income Fund (“ASIF”), a closed-end non-diversified management company that intends to elect to be regulated as a BDC under the 1940 Act, and, upon its BDC election, will be a Future Regulated Fund under the Prior Order. ASIF will qualify as a Regulated Fund under the Prior Order at the time when it relies on the Amended Order;
•	CION Ares Management, LLC (“CAM”), an investment adviser registered with the Commission under the Advisers Act, which serves as CADEX’s investment adviser;
•	Ares Capital Management II LLC (“ACM II,” and together with ACM and CAM, the “Existing Advisers to Regulated Funds”), an investment adviser registered with the Commission under the Advisers Act, which serves as APMF’s investment adviser and CADEX’s sub-adviser. Each of the Existing Advisers to Regulated Funds qualifies as an Adviser to Regulated Funds under the Prior Order;
•	Ivy Hill Asset Management L.P. (“Ivy Hill”), an investment adviser registered with the Commission under the Advisers Act, that is a wholly owned portfolio company of ARCC. Ivy Hill qualifies as an Adviser under the Prior Order;
•	Ares Capital CP Funding LLC, Ares Capital JB Funding LLC, ARCC FB

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 See Ares Capital Corporation, et al. (File No. 812-13603) Investment Company Act Rel. Nos. 32399 (December 22, 2016) (notice) and 32427 (January 18, 2017) (order).

Funding LLC, each of which is a Wholly-Owned Investment Sub of ARCC;

•	The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A (“Existing Advisers to Affiliated Funds,” and together with the Existing Advisers to Regulated Funds and Ivy Hill, the “Existing Advisers”), each of which is registered as an investment adviser under the Advisers Act. Each of the Existing Advisers to Affiliated Funds qualifies as an Adviser to Affiliated Funds under the Prior Order;
•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity, each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”). Each of the Existing Affiliated Funds qualifies as an Affiliated Fund under the Prior Order; and
•	The investment vehicles identified in Appendix B, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act and for each of which Ivy Hill serves as the investment adviser (the “Existing Downstream Ivy Hill Funds”). Each of the Existing Downstream Ivy Hill Funds qualifies as a Downstream Ivy Hill Fund under the Prior Order. (The Existing Downstream Ivy Hill Funds, together with the Existing Affiliated Funds, the Existing Advisers to Affiliated Funds, the Existing Regulated Funds, the Existing Advisers to Regulated Funds, ASIF, Ivy Hill, Ares Capital CP Funding LLC, Ares Capital JB Funding LLC and ARCC FB Funding LLC, the "Applicants").

All Applicants, except for ASIF, are eligible to rely on the Prior Order.3 ASIF will be eligible to rely on the Prior Order when it qualifies as a Regulated Fund.

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).4

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II. Applicants’ Proposal

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 2020.5

3 All existing entities that currently rely on the Prior Order and intend to rely on the Amended Order have been named as applicants and any existing or future entities that may rely on the Amended Order in the future will comply with the terms and conditions of the Amended Order as set forth in or incorporated into this Application.

4 See Ares Capital Corporation, et al. (File No. 812-13603) (September 23, 2016) (application).

5 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

III.            STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application.

IV.            CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section V of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

V.             PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Existing Regulated Funds and ASIF, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Amended Order without holding a hearing.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 1st day of September 2022.

ARES CAPITAL CORPORATION

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: General Counsel

ARES PRIVATE MARKETS FUND

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel

ARES STRATEGIC INCOME FUND

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: Sole Trustee

CION ARES DIVERSIFIED CREDIT FUND

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel

ACE III Master Fund, L.P., ACIP Investment Management LLC, ACIP Parallel Fund A, L.P., ACIP Apex Co-Investment, L.P., ACOF Investment Management LLC, ACOF IV ATD Co-Invest, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, ACOF Operating Manager IV, LLC, ACOF Operating Manager, L.P., ADREX Advisor LLC, AEIF Kleen Investor, LLC, AEIF Linden Blocker II LLC, AEPEP II N Strategic Investments, L.P., AEPEP III N Strategic Co-Invest, L.P., AF Energy Feeder, L.P., AF V APR Co-Invest, L.P., AIREX Advisor LLC, Ambition Holdings, L.P., American Capital Equity I, LLC, American Capital Equity II, LP, Apollo Poland Real Estate Co-Investment, L.P., Apollo Real Estate Investment Fund V, L.P., Apollo Real Estate Management V L.P., Apollo Real Estate Parallel Fund V-A, L.P., Apollo Real Estate Parallel Fund V-B, L.P., Apollo Real Estate Parallel Fund V-C, L.P., APSecurities Manager LP, AREA EAGLE Co-Invest Management LLC, AREA EAGLE Co-Invest Partnership, L.P., AREA European Property Enhancement Management, LLC, AREA European Property Enhancement Program, L.P., AREA UK Co-Invest Real Estate Management L.P., AREA-C, L.P., AREA-CAELUS Co-Invest Management, L.P., AREA-CAELUS Co-Invest, L.P., AREG AC Makena Holdings LLC, AREG CC II Manager L.P., AREG CIP 601 W. 29 AIV LP, AREG CIP 601 W. 29 Co-Invest Member LLC, AREG CIP DAQ AIV LP, AREG CIP IE Portfolio AIV LP, AREG CIP Needham AIV LP, AREG CIP One South Halsted AIV LP, AREG CIP Portland Industrial AIV LP, AREG CIP RW50 AIV LP, AREG CIP Wellington Bay AIV LP, AREG CV Boston Hotel Co-Investor LLC, AREG ELI Co-Invest Vehicle, L.P., AREG Iberian Residential Co-Invest Vehicle SCSp, AREG Kennedy Co-Invest S.C.A., AREG Klondike Manager, L.P., AREG LPKC Partners, L.P., AREG Makena Management L.P., AREG Star and Garter Co-Invest Partnership, L.P., AREG-T European Portfolio, L.P., AREG-T Manager III, L.P., AREG-Talisman Fred Supp Partners, L.P., Ares Alternative Credit Management LLC, Ares Apex Pooling, LLC, Ares Asia Management Ltd, Ares ASIP VII Management, L.P., Ares Asset-Backed Loan Fund LP, Ares Cactus Operating Manager, L.P., Ares Capital Europe IV (E) Levered, Ares Capital Europe IV (E) Unlevered, Ares Capital Europe IV (G) Levered, Ares Capital Europe IV (G) Unlevered, Ares Capital Europe V (E) Levered, Ares Capital Europe V (E) Unlevered, Ares Capital Europe V (G) Levered, Ares Capital Europe V (G) Unlevered, Ares Capital Europe, L.P., Ares Capital Management LLC, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares CIP (V) Management LLC, ARES CIP US Real Estate Opportunity Partners A, L.P., ARES CIP US Real Estate Opportunity Partners B, L.P, Ares Climate Infrastructure Partners, L.P., Ares CLO Funding I, L.P., Ares CLO Funding III LP, Ares CLO Management LLC, Ares CLO Management XXVII, L.P., Ares CLO Management II, LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VR, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXIX, L.P., Ares CLO Warehouse 2021-6 Ltd., Ares CLO Warehouse 2021-8 Ltd., Ares Commercial Finance LP, Ares Commercial Finance Management, LP, Ares Commercial Real Estate Corporation, Ares Commercial Real Estate Management LLC, Ares Corporate Opportunities Fund Asia, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VI

Parallel (TE), L.P., Ares Corporate Opportunities Fund VI, L.P., Ares Corporate Opportunities Fund, L.P., Ares Credit Hedge Fund LP, Ares Credit Investment Partnership I (V) L.P., Ares Credit Investment Partnership II (A), L.P., Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund III, L.P., Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP, Ares CSF III Investment Management, LLC, Ares CSF IV Management LLC, Ares CSF Operating Manager I, LLC, Ares Customized Credit Fund L.P., Ares Direct Finance I LP, Ares Direct Investments (AC) LP, Ares Direct Lending Opportunities LLC, Ares Direct Lending Opportunities Offshore LLC, Ares Direct Lending Opportunities Parallel LLC, Ares Diversified Credit Strategies Fund (S), L.P., Ares Diversified Credit Strategies Fund II (IM), L.P., Ares Diversified Real Estate Exchange LLC , Ares EHP Co-Invest Holdings, L.P., Ares EIF Management, LLC, Ares Energy Investors Fund V, L.P., Ares Energy Opportunities Fund A, L.P., Ares Energy Opportunities Fund B, L.P., Ares Energy Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, LTD., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., Ares Enhanced Loan Investment Strategy II, LTD., Ares Enhanced Loan Investment Strategy III, LTD., Ares Enhanced Loan Investment Strategy IR, LTD., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares EPIC Co-Invest II, L.P., Ares EPIC Co-Invest, L.P., Ares European CLO II B.V., Ares European CLO IX Designated Activity Company, Ares European CLO VI Designated Activity Company, Ares European CLO VII Designated Activity Company, Ares European CLO VIII Designated Activity Company, Ares European CLO X Designated Activity Company, Ares European CLO XI Designated Activity Company, Ares European CLO XII Designated Activity Company, Ares European CLO XIII Designated Activity Company, Ares European CLO XIV Designated Activity Company, Ares European CLO XV Designated Activity Company, Ares European CLO XVI Designated Activity Company, Ares European Credit Investments I (C), L.P., Ares European Credit Investments II (G), L.P., Ares European Credit Investments III (K), L.P., Ares European Credit Investments IV (A), L.P., Ares European Credit Investments V (X), L.P., Ares European Credit Investments VI (N), L.P., Ares European Credit Investments VII (CP), L.P., Ares European Credit Investments IX (AF), L.P., Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P., Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund IX (C), L.P., Ares European Credit Strategies Fund V (G) L.P., Ares European Credit Strategies Fund VI (B), LP, Ares European Credit Strategies Fund VII (Palo Verde), L.P., Ares European Credit Strategies Fund X (T), L.P., Ares European Credit Strategies Fund XI (S), L.P., Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1, Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2, Ares European Loan Funding II, Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Parallel Partners III SCSp, Ares European Property Enhancement Partners II, L.P., Ares European Property Enhancement Partners III SCSp, Ares European Real Estate Fund I (EU), L.P., Ares European Real Estate Fund I (IF), L.P., Ares European Real Estate Fund II (EURO), L.P., Ares European Real Estate Fund II, L.P., Ares European Real Estate Fund III (EURO), L.P., Ares European Real Estate Fund III, L.P., Ares European Real Estate Fund IV (EURO), L.P., Ares European Real Estate Fund IV, L.P., Ares European Real Estate Fund V (Dollar) SCSp, Ares European Real Estate Fund V SCSp, Ares European Real Estate Fund VI SCSp, Ares European Real Estate Management I, L.P., Ares European Real Estate Management II, L.P., Ares European Real Estate Management III, L.P., Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G), Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G), Ares Global High Grade CLO Debt Fund, L.P., Ares Global Multi-Asset Credit Master Fund, L.P., Ares Ground Lease Partners, L.P., Ares HICOF Operating Manager, L.P., Ares High Income Credit Opportunities Fund II (Master) LP, Ares High Income Credit Opportunities Fund, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF III Fund (CAYMAN) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management LP, Ares IDF Management LLC, Ares IIIR/IVR CLO LTD., Ares Income Opportunity Fund, L.P., Ares Industrial Real Estate Exchange LLC, Ares Industrial Real Estate Fund GP LLC, Ares Industrial Real Estate Fund LP, Ares Industrial Real Estate Fund Manager LLC, Ares Industrial Real Estate Income Trust Inc., Ares Industrial Real Estate Income

Trust Inc. - Build-To-Core Industrial Partnership I LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership II LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership III LLC, Ares Institutional Credit Fund L.P., Ares Institutional High Yield Master Fund LP, Ares Institutional Loan Fund, L.P., Ares Institutional Structured Credit Management, L.P., Ares Jasper Fund, L.P., Ares L CLO Ltd., Ares LI CLO Ltd., Ares LII CLO Ltd., Ares LIII CLO Ltd., Ares LIV CLO Ltd., Ares LIX CLO Ltd., Ares Loan Funding I, Ltd., Ares Loan Trust 2011, Ares Loan Trust 2016, Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6), Ares LVI CLO Ltd., Ares LVII CLO Ltd., Ares LVIII CLO Ltd., Ares LX CLO Ltd., Ares LXI CLO Ltd., Ares LXII CLO Ltd., Ares Management Limited, Ares Management LLC, Ares Management Luxembourg S.a.r.l., Ares Management UK Limited, Ares Master Employee Co-Invest Program 2015, L.P., Ares Master Employee Co-Invest Program 2019 Offshore, L.P., Ares Master Employee Co-Invest Program 2019 Onshore, L.P., Ares Mezzanine Management LLC, Ares Mezzanine Partners, L.P., Ares Midway Partners, L.P., Ares Minerva Co-Invest, L.P., Ares MSCF V (H) Management LLC, Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares ND Credit Strategies Fund LLC, Ares PA Opportunities Fund, L.P., Ares Pan-European Logistics Partnership, L.P., Ares Pathfinder Core Fund (Offshore), L.P., Ares Pathfinder Core Fund, L.P., Ares Pathfinder Fund (Offshore), L.P., Ares Pathfinder Fund, L.P., Ares PBN Finance Co. LLC, Ares PE Extended Value Fund LP, Ares PG Co-Invest L.P., Ares Private Account Management I, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions (Offshore) II, L.P., Ares Private Credit Solutions II, L.P., Ares Private Credit Solutions, L.P., Ares Private Debt Strategies Fund II, L.P., Ares Private Opportunities (CP), L.P., Ares Private Opportunities (NYC), L.P., Ares Private Opportunities 2020 (C), LP, Ares Real Estate Enhanced Income Fund, L.P., Ares Real Estate Management Holdings, LLC, Ares Real Estate Income Trust Inc., Ares Real Estate Secured Income Fund, L.P., Ares RF Co-Invest (H), L.P., Ares RF Co-Invest, L.P., Ares RLG Co-Invest Holdings, L.P., Ares SCM Co-Invest III, L.P., Ares Secured Income Master Fund LP, Ares Senior Direct Lending Master Fund Designated Activity Company, Ares Senior Direct Lending Master Fund II Designated Activity Company, Ares Senior Direct Lending Parallel Fund (L) II, L.P., Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Parallel Fund (U) II, L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Loan Trust, Ares Senior Loan Trust Management L.P., Ares SDL II Capital Management LLC, Ares SFERS Credit Strategies Fund LLC, Ares Special Opportunities Fund (Offshore), L.P., Ares Special Opportunities Fund, L.P., Ares Special Opportunities Fund II (Jersey A) L.P., Ares Special Opportunities Fund II (Jersey) L.P., Ares Special Opportunities Fund II (Offshore), L.P., Ares Special Opportunities Fund II, L.P., Ares Special Situations Fund III, L.P., Ares Special Situations Fund IV, L.P., Ares Sports, Media and Entertainment Finance (Offshore), L.P., Ares Sports, Media and Entertainment Finance, L.P., Ares SSG Capital Management (Australia) PTY LTD, Ares SSG Capital Management (Hong Kong) Limited, Ares SSG Capital Management Limited, Ares SSG Capital Management (Mauritius) LTD., Ares SSG Capital Management (Singapore) PTE. LTD., Ares SSG Capital Management (Thailand) Limited, Ares SSG Capital Partners VI, L.P., Ares SSG Excelsior Co-Investment, L.P., Ares SSG Direct Lending, L.P., Ares SSG Secured Lending Opportunities III, L.P., Ares Strategic Investment Partners IV, Ares Strategic Real Estate Program-HHC, LLC, Ares UK Credit Strategies, L.P., Ares U.S. CLO Management III LLC – Series A, Ares US Real Estate Development and Redevelopment Fund II, LP, Ares US Real Estate Fund IX, L.P., Ares US Real Estate Fund VII 892, L.P., Ares US Real Estate Fund VII, L.P., Ares US Real Estate Fund VIII, L.P., Ares US Real Estate Fund X, L.P., Ares US Real Estate Fund X-A, L.P., Ares US Real Estate Fund X-B, L.P., Ares US Real Estate Opportunity Fund III, L.P., Ares US Real Estate Opportunity Fund, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate Opportunity Parallel Fund III-A, L.P., Ares US Real Estate Opportunity Parallel Fund III-B, L.P., Ares US Real Estate Parallel Fund IX, L.P., Ares US Real Estate Parallel II Fund IX, L.P., Ares US Real Estate VII Management, LLC, Ares US Real Estate VIII Management, LLC, Ares VAL Co-Invest Holdings I, L.P., Ares VAL Co-Invest Holdings II, L.P., Ares VIR CLO LTD., Ares VR CLO, LTD., Ares X CLO LTD., Ares XI CLO LTD., Ares XL CLO Ltd, Ares XLI CLO Ltd, Ares XLII CLO Ltd., Ares XLIII CLO Ltd., Ares XLIV CLO Ltd., Ares XLIX CLO Ltd, Ares XLV CLO Ltd., Ares XLVI CLO LTD, Ares XLVII CLO LTD,

Ares XLVIII CLO Ltd., Ares XX CLO LTD, Ares XXI CLO LTD., Ares XXIX CLO LTD, Ares XXVII CLO LTD, Ares XXVIIIR CLO Ltd., Ares XXXIIR CLO Ltd., Ares XXXIR CLO Ltd., ARES XXXIV CLO LTD., Ares XXXIX CLO Ltd., Ares XXXVII CLO, LTD, Ares XXXVIII CLO, LTD, ASIP Operating Manager IV, LLC, ASOF Delaware Feeder, L.P., ASOF Direct Investments (A), L.P., ASOF Investment Management LLC, Ares Insurance Partners, L.P., Ares Insurance Solutions LLC, Aspida Holdings Ltd., Aspida Life Re Ltd., Aspida Holdings LLC, Aspida Re (Bermuda) Ltd., Aspida Re Services Ltd., Aspida Risk Advisors, LLC, Aspida Financial Services, LLC, Aspida Life Insurance Company, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., BCG BTC III Managing Member LLC, Cal Ares Real Estate Debt Partners, LLC, Chengdu Ares Yuanjing Equity Investment Fund L.P., Chengdu Ares Yuankang Investment Management Co Ltd, Chimney Tops Loan Fund, LLC, CION Ares Management, LLC, COLTS 2005-1 LTD., COLTS 2005-2 LTD., Columbus Opportunity Fund, L.P., Crestline Denali Capital LLC, Crestline Denali CLO XIV, Ltd., Crestline Denali CLO XV, Ltd., Crestline Denali CLO XVI, Ltd., Crestline Denali CLO XVII, Ltd., Denali Capital CLO X, Ltd., Denali Capital CLO XI, Ltd., Denali Capital CLO XII, Ltd., EIF Calypso II Blocker, LLC, EIF Channelview Blocker, LLC, EIF Oregon, LLC, EIF United States Power Fund IV, L.P., Emporia Preferred Funding III, LTD., Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Hush Lux S.a.r.l., Industrial Property Advisors Sub II LLC, Industrial Property Advisors Sub III LLC, Ivy Hill Asset Management, L.P., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, LTD., Ivy Hill Middle Market Credit Fund IX, LTD, Ivy Hill Middle Market Credit Fund V, LTD., Ivy Hill Middle Market Credit Fund VII, LTD., Ivy Hill Middle Market Credit Fund VIII, LTD., Ivy Hill Middle Market Credit Fund X, LTD, Ivy Hill Middle Market Credit Fund XII, LTD, Ivy Hill Middle Market Credit Fund XIV, Ltd, Ivy Hill Middle Market Credit Fund XV, Ltd., Ivy Hill Middle Market Credit Fund XVI, Ltd., Ivy Hill Middle Market Credit Fund XVII, Ltd., Ivy Hill Middle Market Credit Fund XIX, Ltd., Ivy Hill Middle Market Credit Fund XVIII, Ltd., Ivy Hill Revolver Funding LP, Klondike LLC, Landmark - NYC Fund I, L.P., Landmark Co-Investment Partners IX, L.P., Landmark Equity Advisors LLC, Landmark Equity Partners XIII, L.P., Landmark Equity Partners XIII-A, L.P., Landmark Equity Partners XIV, L.P., Landmark Equity Partners XV, L.P., Landmark Equity Partners XVI Co-Investment Fund, L.P., Landmark Equity Partners XVI, L.P., Landmark Equity Partners XVII Co-Investment Fund, L.P., Landmark Equity Partners XVII, L.P, Landmark Equity Partners XVII-B, L.P., Landmark Growth Capital Partners, L.P., Landmark Hudson Partners I, L.P., Landmark IAM Growth Capital, L.P., Landmark IAM Real Estate Partnership V, L.P., Landmark Infrastructure Partners II, L.P., Landmark Pacific Partners II, L.P., Landmark Pacific Partners, L.P. – Series A, Landmark Pacific Partners, L.P. – Series B, Landmark Pacific Partners, L.P. – Series C, Landmark Partners LLC, Landmark Partners 1907 Fund I, L.P., Landmark Partners 1907 Fund II, L.P., Landmark Partners 1907 Fund III, L.P., Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Landmark Private Opportunities (FG) 2021, L.P., Landmark Realty Advisors LLC, Landmark Real Estate Partners IX Co-Investment Fund, L.P., Landmark Real Estate Partners IX, L.P., Landmark Real Estate Partners V, L.P., Landmark Real Estate Partners VI Offshore, L.P., Landmark Real Estate Partners VI, L.P., Landmark Real Estate Partners VII Offshore, L.P., Landmark Real Estate Partners VII OPERS Co-Investment, L.P., Landmark Real Estate Partners VII, L.P., Landmark Real Estate Partners VIII Co-Investment Fund, L.P., Landmark Real Estate Partners VIII, L.P., Landmark Real Estate Partners VIII-A, L.P., Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P., Landmark Real Estate Partners IX-Campbell Co-Investment, L.P., Landmark Real Estate Partners VII-IP Co-Investment, L.P., Landmark Real Estate Partners VI-OPERS Co-Investment, L.P., Landmark Sing Co-Investment Fund I, L.P., Landmark Tig Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund II, L.P., Legacy SCM Aggregator, LLC, LWFB Co-Investment Fund I, L.P., MC European Real Estate Debt Parent LP, MC Investments Parent L.P, NCL III - Outside Opportunities B, NCL Investments II - Outside Opportunities Series A, NCL Investments II - Outside Opportunities Series B, NCL Investments II - PE Series, NCL Investments II - RA Series, NCL Investments II - RE Series, NCL Investments III PE Series, NCL Investments III RA Series, NCL Investments III RE Series, NCL Investments III, L.P. Outside Opportunities Series A, NCL Investments, L.P. - PE Series, NCL Investments, L.P. - RA Series, NCL Investments, L.P. - RE Series, Passero 18, L.P., Private Debt Strategies Fund III, L.P.,

Private Debt Strategies Fund IV, L.P., Private Debt Strategies Fund V, L.P., Renaissance Floating Rate Income Fund, SEI Global Master Fund PLC, SEI Institutional Investments Trust - High Yield Bond Fund, SEI Institutional Investments Trust - Opportunistic Income Fund, SEI Institutional Managed Trust - High Yield Bond Fund, SEI Investments Canada Company - U.S. High Yield Bond Fund, Shanghai SSG Investment Management Company Limited, Spring Bridge Partners (Longshore), LP, Spring Bridge Partners (PES) Fund, LP, Spring Bridge Partners, L.P., SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners III, LP, SSG Capital Partners IV SIDECAR, L.P., SSG Capital Partners IV, L.P., SSG Capital Partners V SIDECAR, L.P., SSG Capital Partners V, L.P., SSG Secured Lending Opportunities I-A, L.P., SSG Secured Lending Opportunities II, L.P., Touchstone Credit Opportunities Fund, Towers Watson Focused High Yield Master Fund, United States Power Fund II, L.P., United States Power Fund III, L.P., USPF II Institutional Fund, L.P., Wafra Venture Master Fund I, VEF Group Management, LLC

By:	/s/ Miriam Krieger
Name: Miriam Krieger
Title: Authorized Person

The undersigned states that he has duly executed the attached application dated as of September 1, 2022 for and on behalf of Ares Capital Corporation; that he is the Vice President and General Counsel of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: General Counsel

The undersigned states that he has duly executed the attached application dated as of September 1, 2022 for and on behalf of Ares Private Markets Fund; that he is the Vice President and General Counsel of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES PRIVATE MARKETS FUND

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel

The undersigned states that he has duly executed the attached application dated as of September 1, 2022 for and on behalf of Ares Strategic Income Fund; that he is the sole Trustee of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES STRATEGIC INCOME FUND

By:	/s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: Sole Trustee

The undersigned states that he has duly executed the attached application dated as of September 1, 2022 for and on behalf of CION Ares Diversified Credit Fund; that he is the Vice President and General Counsel of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION ARES DIVERSIFIED CREDIT FUND

By:	/s/ Ian Fitzgerald
Name: Ian Fitzgerald
Title: General Counsel

The undersigned states that she has duly executed the attached application dated as of September 1, 2022 for and on behalf of each entity listed below; that she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

ACE III Master Fund, L.P., ACIP Investment Management LLC, ACIP Parallel Fund A, L.P., ACIP Apex Co-Investment, L.P., ACOF Investment Management LLC, ACOF IV ATD Co-Invest, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III, LLC, ACOF Operating Manager IV, LLC, ACOF Operating Manager, L.P., ADREX Advisor LLC, AEIF Kleen Investor, LLC, AEIF Linden Blocker II LLC, AEPEP II N Strategic Investments, L.P., AEPEP III N Strategic Co-Invest, L.P., AF Energy Feeder, L.P., AF V APR Co-Invest, L.P., AIREX Advisor LLC, Ambition Holdings, L.P., American Capital Equity I, LLC, American Capital Equity II, LP, Apollo Poland Real Estate Co-Investment, L.P., Apollo Real Estate Investment Fund V, L.P., Apollo Real Estate Management V L.P., Apollo Real Estate Parallel Fund V-A, L.P., Apollo Real Estate Parallel Fund V-B, L.P., Apollo Real Estate Parallel Fund V-C, L.P., APSecurities Manager LP, AREA EAGLE Co-Invest Management LLC, AREA EAGLE Co-Invest Partnership, L.P., AREA European Property Enhancement Management, LLC, AREA European Property Enhancement Program, L.P., AREA UK Co-Invest Real Estate Management L.P., AREA-C, L.P., AREA-CAELUS Co-Invest Management, L.P., AREA-CAELUS Co-Invest, L.P., AREG AC Makena Holdings LLC, AREG CC II Manager L.P., AREG CIP 601 W. 29 AIV LP, AREG CIP 601 W. 29 Co-Invest Member LLC, AREG CIP DAQ AIV LP, AREG CIP IE Portfolio AIV LP, AREG CIP Needham AIV LP, AREG CIP One South Halsted AIV LP, AREG CIP Portland Industrial AIV LP, AREG CIP RW50 AIV LP, AREG CIP Wellington Bay AIV LP, AREG CV Boston Hotel Co-Investor LLC, AREG ELI Co-Invest Vehicle, L.P., AREG Iberian Residential Co-Invest Vehicle SCSp, AREG Kennedy Co-Invest S.C.A., AREG Klondike Manager, L.P., AREG LPKC Partners, L.P., AREG Makena Management L.P., AREG Star and Garter Co-Invest Partnership, L.P., AREG-T European Portfolio, L.P., AREG-T Manager III, L.P., AREG-Talisman Fred Supp Partners, L.P., Ares Alternative Credit Management LLC, Ares Apex Pooling, LLC, Ares Asia Management Ltd, Ares ASIP VII Management, L.P., Ares Asset-Backed Loan Fund LP, Ares Cactus Operating Manager, L.P., Ares Capital Europe IV (E) Levered, Ares Capital Europe IV (E) Unlevered, Ares Capital Europe IV (G) Levered, Ares Capital Europe IV (G) Unlevered, Ares Capital Europe V (E) Levered, Ares Capital Europe V (E) Unlevered, Ares Capital Europe V (G) Levered, Ares Capital Europe V (G) Unlevered, Ares Capital Europe, L.P., Ares Capital Management LLC, Ares Capital Management II LLC, Ares Capital Management III LLC, Ares Centre Street Management, L.P., Ares Centre Street Partnership, L.P., Ares CIP (V) Management LLC, ARES CIP US Real Estate Opportunity Partners A, L.P., ARES CIP US Real Estate Opportunity Partners B, L.P, Ares Climate Infrastructure Partners, L.P., Ares CLO Funding I, L.P., Ares CLO Funding III LP, Ares CLO Management LLC, Ares CLO Management XXVII, L.P., Ares CLO Management II, LLC, Ares CLO Management IIIR/IVR, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VR, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XX, L.P., Ares CLO Management XXI, L.P., Ares CLO Management XXIX, L.P., Ares CLO Warehouse 2021-6 Ltd., Ares CLO Warehouse 2021-8 Ltd., Ares Commercial Finance LP, Ares Commercial Finance Management, LP, Ares Commercial Real Estate Corporation, Ares Commercial Real Estate Management LLC, Ares Corporate Opportunities Fund Asia, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., Ares Corporate Opportunities Fund IV, L.P., Ares Corporate Opportunities Fund V, L.P., Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P., Ares Corporate Opportunities Fund VI Parallel (TE), L.P., Ares Corporate Opportunities Fund VI, L.P., Ares Corporate Opportunities Fund, L.P., Ares Credit Hedge Fund LP, Ares Credit Investment Partnership I (V) L.P., Ares Credit Investment Partnership II (A), L.P., Ares Credit Strategies Feeder III UK, L.P., Ares Credit Strategies Fund I, L.P., Ares Credit Strategies Fund III, L.P., Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP, Ares CSF III Investment Management, LLC, Ares CSF IV Management LLC, Ares CSF Operating Manager I, LLC, Ares Customized Credit Fund L.P., Ares Direct Finance I LP, Ares Direct Investments (AC) LP, Ares Direct Lending Opportunities LLC, Ares Direct Lending Opportunities Offshore LLC, Ares Direct Lending Opportunities Parallel LLC, Ares Diversified Credit Strategies Fund (S), L.P., Ares Diversified Credit Strategies Fund II (IM), L.P., Ares Diversified Real Estate Exchange LLC , Ares EHP Co-Invest Holdings, L.P., Ares EIF Management, LLC, Ares Energy Investors Fund V, L.P., Ares Energy Opportunities Fund A, L.P., Ares Energy Opportunities Fund B, L.P., Ares Energy Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Investment Management II, LLC, Ares Enhanced Credit Opportunities Master Fund II, LTD., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., Ares Enhanced Loan Investment Strategy II, LTD., Ares Enhanced Loan Investment Strategy III, LTD., Ares Enhanced Loan Investment Strategy IR, LTD., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Management IR, L.P., Ares EPIC Co-Invest II, L.P.,

Ares EPIC Co-Invest, L.P., Ares European CLO II B.V., Ares European CLO IX Designated Activity Company, Ares European CLO VI Designated Activity Company, Ares European CLO VII Designated Activity Company, Ares European CLO VIII Designated Activity Company, Ares European CLO X Designated Activity Company, Ares European CLO XI Designated Activity Company, Ares European CLO XII Designated Activity Company, Ares European CLO XIII Designated Activity Company, Ares European CLO XIV Designated Activity Company, Ares European CLO XV Designated Activity Company, Ares European CLO XVI Designated Activity Company, Ares European Credit Investments I (C), L.P., Ares European Credit Investments II (G), L.P., Ares European Credit Investments III (K), L.P., Ares European Credit Investments IV (A), L.P., Ares European Credit Investments V (X), L.P., Ares European Credit Investments VI (N), L.P., Ares European Credit Investments VII (CP), L.P., Ares European Credit Investments IX (AF), L.P., Ares European Credit Strategies Fund II (B), L.P., Ares European Credit Strategies Fund III (A), L.P., Ares European Credit Strategies Fund IV (M), L.P., Ares European Credit Strategies Fund IX (C), L.P., Ares European Credit Strategies Fund V (G) L.P., Ares European Credit Strategies Fund VI (B), LP, Ares European Credit Strategies Fund VII (Palo Verde), L.P., Ares European Credit Strategies Fund X (T), L.P., Ares European Credit Strategies Fund XI (S), L.P., Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1, Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2, Ares European Loan Funding II, Ares European Loan Funding S.L.P., Ares European Loan Management LLP, Ares European Property Enhancement Parallel Partners III SCSp, Ares European Property Enhancement Partners II, L.P., Ares European Property Enhancement Partners III SCSp, Ares European Real Estate Fund I (EU), L.P., Ares European Real Estate Fund I (IF), L.P., Ares European Real Estate Fund II (EURO), L.P., Ares European Real Estate Fund II, L.P., Ares European Real Estate Fund III (EURO), L.P., Ares European Real Estate Fund III, L.P., Ares European Real Estate Fund IV (EURO), L.P., Ares European Real Estate Fund IV, L.P., Ares European Real Estate Fund V (Dollar) SCSp, Ares European Real Estate Fund V SCSp, Ares European Real Estate Fund VI SCSp, Ares European Real Estate Management I, L.P., Ares European Real Estate Management II, L.P., Ares European Real Estate Management III, L.P., Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G), Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G), Ares Global High Grade CLO Debt Fund, L.P., Ares Global Multi-Asset Credit Master Fund, L.P., Ares Ground Lease Partners, L.P., Ares HICOF Operating Manager, L.P., Ares High Income Credit Opportunities Fund II (Master) LP, Ares High Income Credit Opportunities Fund, L.P., Ares High Yield Strategies Fund IV Management, L.P., Ares ICOF II Management, LLC, Ares ICOF II Master Fund, L.P., Ares ICOF III Fund (CAYMAN) LP, Ares ICOF III Fund (Delaware) LP, Ares ICOF III Management LP, Ares IDF Management LLC, Ares IIIR/IVR CLO LTD., Ares Income Opportunity Fund, L.P., Ares Industrial Real Estate Exchange LLC, Ares Industrial Real Estate Fund GP LLC, Ares Industrial Real Estate Fund LP, Ares Industrial Real Estate Fund Manager LLC, Ares Industrial Real Estate Income Trust Inc., Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership II LP, Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership III LLC, Ares Institutional Credit Fund L.P., Ares Institutional High Yield Master Fund LP, Ares Institutional Loan Fund, L.P., Ares Institutional Structured Credit Management, L.P., Ares Jasper Fund, L.P., Ares L CLO Ltd., Ares LI CLO Ltd., Ares LII CLO Ltd., Ares LIII CLO Ltd., Ares LIV CLO Ltd., Ares LIX CLO Ltd., Ares Loan Funding I, Ltd., Ares Loan Trust 2011, Ares Loan Trust 2016, Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6), Ares LVI CLO Ltd., Ares LVII CLO Ltd., Ares LVIII CLO Ltd., Ares LX CLO Ltd., Ares LXI CLO Ltd., Ares LXII CLO Ltd., Ares Management Limited, Ares Management LLC, Ares Management Luxembourg S.a.r.l., Ares Management UK Limited, Ares Master Employee Co-Invest Program 2015, L.P., Ares Master Employee Co-Invest Program 2019 Offshore, L.P., Ares Master Employee Co-Invest Program 2019 Onshore, L.P., Ares Mezzanine Management LLC, Ares Mezzanine Partners, L.P., Ares Midway Partners, L.P., Ares Minerva Co-Invest, L.P., Ares MSCF V (H) Management LLC, Ares Multi-Asset Credit Strategies Fund LP, Ares Multi-Credit Fund LLC, Ares Multi-Strategy Credit Fund V (H), L.P., Ares ND Credit Strategies Fund LLC, Ares PA Opportunities Fund, L.P., Ares Pan-European Logistics Partnership, L.P., Ares Pathfinder Core Fund (Offshore), L.P., Ares Pathfinder Core Fund, L.P., Ares Pathfinder Fund (Offshore), L.P., Ares Pathfinder Fund, L.P., Ares PBN Finance Co. LLC, Ares PE Extended Value Fund LP, Ares PG Co-Invest L.P., Ares Private Account Management I, L.P., Ares Private Credit Solutions (Cayman), L.P., Ares Private Credit Solutions (Offshore) II, L.P., Ares Private Credit Solutions II, L.P., Ares Private Credit Solutions, L.P., Ares Private Debt Strategies Fund II, L.P., Ares Private Opportunities (CP), L.P., Ares Private Opportunities (NYC), L.P., Ares Private Opportunities 2020 (C), LP, Ares Real Estate Enhanced Income Fund, L.P., Ares Real Estate Management Holdings, LLC, Ares Real Estate Income Trust Inc., Ares Real Estate Secured Income Fund, L.P., Ares RF Co-Invest (H), L.P., Ares RF Co-Invest, L.P., Ares RLG Co-Invest Holdings, L.P., Ares SCM Co-Invest III, L.P., Ares Secured Income Master Fund LP, Ares Senior Direct Lending Master Fund Designated Activity Company, Ares Senior Direct Lending Master Fund II Designated Activity Company, Ares Senior Direct Lending Parallel Fund (L) II, L.P., Ares Senior Direct Lending Parallel Fund (L), L.P., Ares Senior Direct Lending Parallel Fund (U) B, L.P., Ares Senior Direct Lending Parallel

Fund (U) II, L.P., Ares Senior Direct Lending Parallel Fund (U), L.P., Ares Senior Loan Trust, Ares Senior Loan Trust Management L.P., Ares SDL II Capital Management LLC, Ares SFERS Credit Strategies Fund LLC, Ares Special Opportunities Fund (Offshore), L.P., Ares Special Opportunities Fund, L.P., Ares Special Opportunities Fund II (Jersey A) L.P., Ares Special Opportunities Fund II (Jersey) L.P., Ares Special Opportunities Fund II (Offshore), L.P., Ares Special Opportunities Fund II, L.P., Ares Special Situations Fund III, L.P., Ares Special Situations Fund IV, L.P., Ares Sports, Media and Entertainment Finance (Offshore), L.P., Ares Sports, Media and Entertainment Finance, L.P., Ares SSG Capital Management (Australia) PTY LTD, Ares SSG Capital Management (Hong Kong) Limited, Ares SSG Capital Management Limited, Ares SSG Capital Management (Mauritius) LTD., Ares SSG Capital Management (Singapore) PTE. LTD., Ares SSG Capital Management (Thailand) Limited, Ares SSG Capital Partners VI, L.P., Ares SSG Excelsior Co-Investment, L.P., Ares SSG Direct Lending, L.P., Ares SSG Secured Lending Opportunities III, L.P., Ares Strategic Investment Partners IV, Ares Strategic Real Estate Program-HHC, LLC, Ares UK Credit Strategies, L.P., Ares U.S. CLO Management III LLC – Series A, Ares US Real Estate Development and Redevelopment Fund II, LP, Ares US Real Estate Fund IX, L.P., Ares US Real Estate Fund VII 892, L.P., Ares US Real Estate Fund VII, L.P., Ares US Real Estate Fund VIII, L.P., Ares US Real Estate Fund X, L.P., Ares US Real Estate Fund X-A, L.P., Ares US Real Estate Fund X-B, L.P., Ares US Real Estate Opportunity Fund III, L.P., Ares US Real Estate Opportunity Fund, L.P., Ares US Real Estate Opportunity Management, L.P., Ares US Real Estate Opportunity Parallel Fund III-A, L.P., Ares US Real Estate Opportunity Parallel Fund III-B, L.P., Ares US Real Estate Parallel Fund IX, L.P., Ares US Real Estate Parallel II Fund IX, L.P., Ares US Real Estate VII Management, LLC, Ares US Real Estate VIII Management, LLC, Ares VAL Co-Invest Holdings I, L.P., Ares VAL Co-Invest Holdings II, L.P., Ares VIR CLO LTD., Ares VR CLO, LTD., Ares X CLO LTD., Ares XI CLO LTD., Ares XL CLO Ltd, Ares XLI CLO Ltd, Ares XLII CLO Ltd., Ares XLIII CLO Ltd., Ares XLIV CLO Ltd., Ares XLIX CLO Ltd, Ares XLV CLO Ltd., Ares XLVI CLO LTD, Ares XLVII CLO LTD, Ares XLVIII CLO Ltd., Ares XX CLO LTD, Ares XXI CLO LTD., Ares XXIX CLO LTD, Ares XXVII CLO LTD, Ares XXVIIIR CLO Ltd., Ares XXXIIR CLO Ltd., Ares XXXIR CLO Ltd., ARES XXXIV CLO LTD., Ares XXXIX CLO Ltd., Ares XXXVII CLO, LTD, Ares XXXVIII CLO, LTD, ASIP Operating Manager IV, LLC, ASOF Delaware Feeder, L.P., ASOF Direct Investments (A), L.P., ASOF Investment Management LLC, Ares Insurance Partners, L.P., Ares Insurance Solutions LLC, Aspida Holdings Ltd., Aspida Life Re Ltd., Aspida Holdings LLC, Aspida Re (Bermuda) Ltd., Aspida Re Services Ltd., Aspida Risk Advisors, LLC, Aspida Financial Services, LLC, Aspida Life Insurance Company, ASSF Operating Manager III, LLC, ASSF Operating Manager IV, L.P., BCG BTC III Managing Member LLC, Cal Ares Real Estate Debt Partners, LLC, Chengdu Ares Yuanjing Equity Investment Fund L.P., Chengdu Ares Yuankang Investment Management Co Ltd, Chimney Tops Loan Fund, LLC, CION Ares Management, LLC, COLTS 2005-1 LTD., COLTS 2005-2 LTD., Columbus Opportunity Fund, L.P., Crestline Denali Capital LLC, Crestline Denali CLO XIV, Ltd., Crestline Denali CLO XV, Ltd., Crestline Denali CLO XVI, Ltd., Crestline Denali CLO XVII, Ltd., Denali Capital CLO X, Ltd., Denali Capital CLO XI, Ltd., Denali Capital CLO XII, Ltd., EIF Calypso II Blocker, LLC, EIF Channelview Blocker, LLC, EIF Oregon, LLC, EIF United States Power Fund IV, L.P., Emporia Preferred Funding III, LTD., Goldman Sachs Multi-Manager Non-Core Fixed Income Fund, Hush Lux S.a.r.l., Industrial Property Advisors Sub II LLC, Industrial Property Advisors Sub III LLC, Ivy Hill Asset Management, L.P., Ivy Hill Investment Holdings, LLC, Ivy Hill Middle Market Credit Fund IV, LTD., Ivy Hill Middle Market Credit Fund IX, LTD, Ivy Hill Middle Market Credit Fund V, LTD., Ivy Hill Middle Market Credit Fund VII, LTD., Ivy Hill Middle Market Credit Fund VIII, LTD., Ivy Hill Middle Market Credit Fund X, LTD, Ivy Hill Middle Market Credit Fund XII, LTD, Ivy Hill Middle Market Credit Fund XIV, Ltd, Ivy Hill Middle Market Credit Fund XV, Ltd., Ivy Hill Middle Market Credit Fund XVI, Ltd., Ivy Hill Middle Market Credit Fund XVII, Ltd., Ivy Hill Middle Market Credit Fund XIX, Ltd., Ivy Hill Middle Market Credit Fund XVIII, Ltd., Ivy Hill Revolver Funding LP, Klondike LLC, Landmark - NYC Fund I, L.P., Landmark Co-Investment Partners IX, L.P., Landmark Equity Advisors LLC, Landmark Equity Partners XIII, L.P., Landmark Equity Partners XIII-A, L.P., Landmark Equity Partners XIV, L.P., Landmark Equity Partners XV, L.P., Landmark Equity Partners XVI Co-Investment Fund, L.P., Landmark Equity Partners XVI, L.P., Landmark Equity Partners XVII Co-Investment Fund, L.P., Landmark Equity Partners XVII, L.P, Landmark Equity Partners XVII-B, L.P., Landmark Growth Capital Partners, L.P., Landmark Hudson Partners I, L.P., Landmark IAM Growth Capital, L.P., Landmark IAM Real Estate Partnership V, L.P., Landmark Infrastructure Partners II, L.P., Landmark Pacific Partners II, L.P., Landmark Pacific Partners, L.P. – Series A, Landmark Pacific Partners, L.P. – Series B, Landmark Pacific Partners, L.P. – Series C, Landmark Partners LLC, Landmark Partners 1907 Fund I, L.P., Landmark Partners 1907 Fund II, L.P., Landmark Partners 1907 Fund III, L.P., Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P., Landmark Private Opportunities (FG) 2021, L.P., Landmark Realty Advisors LLC, Landmark Real Estate Partners IX Co-Investment Fund, L.P., Landmark Real Estate Partners IX, L.P., Landmark Real Estate Partners V, L.P., Landmark Real Estate Partners VI Offshore, L.P., Landmark Real Estate Partners VI, L.P., Landmark Real Estate Partners VII Offshore, L.P., Landmark Real Estate Partners VII OPERS Co-Investment, L.P.,

Landmark Real Estate Partners VII, L.P., Landmark Real Estate Partners VIII Co-Investment Fund, L.P., Landmark Real Estate Partners VIII, L.P., Landmark Real Estate Partners VIII-A, L.P., Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P., Landmark Real Estate Partners IX-Campbell Co-Investment, L.P., Landmark Real Estate Partners VII-IP Co-Investment, L.P., Landmark Real Estate Partners VI-OPERS Co-Investment, L.P., Landmark Sing Co-Investment Fund I, L.P., Landmark Tig Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund I, L.P., Landmark TX ERS Co-Investment Fund II, L.P., Legacy SCM Aggregator, LLC, LWFB Co-Investment Fund I, L.P., MC European Real Estate Debt Parent LP, MC Investments Parent L.P, NCL III - Outside Opportunities B, NCL Investments II - Outside Opportunities Series A, NCL Investments II - Outside Opportunities Series B, NCL Investments II - PE Series, NCL Investments II - RA Series, NCL Investments II - RE Series, NCL Investments III PE Series, NCL Investments III RA Series, NCL Investments III RE Series, NCL Investments III, L.P. Outside Opportunities Series A, NCL Investments, L.P. - PE Series, NCL Investments, L.P. - RA Series, NCL Investments, L.P. - RE Series, Passero 18, L.P., Private Debt Strategies Fund III, L.P., Private Debt Strategies Fund IV, L.P., Private Debt Strategies Fund V, L.P., Renaissance Floating Rate Income Fund, SEI Global Master Fund PLC, SEI Institutional Investments Trust - High Yield Bond Fund, SEI Institutional Investments Trust - Opportunistic Income Fund, SEI Institutional Managed Trust - High Yield Bond Fund, SEI Investments Canada Company - U.S. High Yield Bond Fund, Shanghai SSG Investment Management Company Limited, Spring Bridge Partners (Longshore), LP, Spring Bridge Partners (PES) Fund, LP, Spring Bridge Partners, L.P., SSG Capital Partners I Side Pocket, L.P., SSG Capital Partners II, L.P., SSG Capital Partners III, LP, SSG Capital Partners IV SIDECAR, L.P., SSG Capital Partners IV, L.P., SSG Capital Partners V SIDECAR, L.P., SSG Capital Partners V, L.P., SSG Secured Lending Opportunities I-A, L.P., SSG Secured Lending Opportunities II, L.P., Touchstone Credit Opportunities Fund, Towers Watson Focused High Yield Master Fund, United States Power Fund II, L.P., United States Power Fund III, L.P., USPF II Institutional Fund, L.P., Wafra Venture Master Fund I, VEF Group Management, LLC

By:	/s/ Miriam Krieger
Name: Miriam Krieger
Title: Authorized Person

APPENDIX A

The Existing Advisers to Affiliated Funds are comprised of the following investment advisers:

a)	ACIP Investment Management LLC
b)	ACOF Investment Management LLC
c)	ACOF Operating Manager II, L.P.
d)	ACOF Operating Manager III, LLC
e)	ACOF Operating Manager IV, LLC
f)	ACOF Operating Manager, L.P.
g)	ADREX Advisor LLC
h)	AIREX Advisor LLC
i)	Apollo Real Estate Management V, L.P.
j)	APSecurities Manager LP
k)	AREA EAGLE Co-Invest Management LLC
l)	AREA European Property Enhancement Management, LLC
m)	AREA UK Co-Invest Real Estate Management L.P.
n)	AREA-CAELUS Co-Invest Management, L.P.
o)	AREG CC II Manager L.P.
p)	AREG Klondike Manager, L.P.
q)	AREG Makena Management L.P.
r)	AREG-T Manager III, L.P.
s)	Ares Alternative Credit Management LLC
t)	Ares Asia Management Ltd
u)	Ares ASIP VII Management, L.P.
v)	Ares Cactus Operating Manager, L.P.
w)	Ares Capital Management II LLC
x)	Ares Capital Management III LLC
y)	Ares Capital Management LLC
z)	Ares Centre Street Management, L.P.
aa)	Ares CIP (V) Management LLC
bb)	Ares CLO Management XXVII, L.P.
cc)	Ares CLO Management II, LLC
dd)	Ares CLO Management IIIR/IVR, L.P.
ee)	Ares CLO Management LLC
ff)	Ares CLO Management VIR, L.P.
gg)	Ares CLO Management VR, L.P.
hh)	Ares CLO Management X, L.P.
ii)	Ares CLO Management XI, L.P.
jj)	Ares CLO Management XX, L.P.
kk)	Ares CLO Management XXI, L.P.
ll)	Ares CLO Management XXIX, L.P.
mm)	Ares Commercial Finance Management, LP
nn)	Ares Commercial Real Estate Management LLC
oo)	Ares CSF III Investment Management, LLC
pp)	Ares CSF IV Management LLC
qq)	Ares CSF Operating Manager I, LLC
rr)	Ares EIF Management, LLC
ss)	Ares Enhanced Credit Opportunities Investment Management II, LLC
tt)	Ares Enhanced Loan Investment Strategy Advisor IV, L.P.
uu)	Ares Enhanced Loan Management II, L.P.
vv)	Ares Enhanced Loan Management III, L.P.

ww)	Ares Enhanced Loan Management IR, L.P.
xx)	Ares European Loan Management LLP
yy)	Ares European Real Estate Management I, L.P.
zz)	Ares European Real Estate Management II, L.P.
aaa)	Ares European Real Estate Management III, L.P.
bbb)	Ares HICOF Operating Manager, L.P.
ccc)	Ares High Yield Strategies Fund IV Management, L.P.
ddd)	Ares ICOF II Management, LLC
eee)	Ares ICOF III Management LP
fff)	Ares IDF Management LLC
ggg)	Ares Industrial Real Estate Fund GP LLC
hhh)	Ares Industrial Real Estate Fund Manager LLC
iii)	Ares Institutional Structured Credit Management, L.P.
jjj)	Ares Insurance Solutions LLC
kkk)	Ares Management Limited
lll)	Ares Management LLC
mmm)	Ares Management Luxembourg S.a.r.l.
nnn)	Ares Management UK Limited
ooo)	Ares Mezzanine Management LLC
ppp)	Ares MSCF V (H) Management LLC
qqq)	Ares Private Account Management I, L.P.
rrr)	Ares Real Estate Management Holdings, LLC
sss)	Ares Senior Loan Trust Management L.P.
ttt)	Ares SDL II Capital Management LLC
uuu)	Ares SSG Capital Management Limited
vvv)	Ares SSG Capital Management (Australia) PTY LTD
www)	Ares SSG Capital Management (Hong Kong) Limited
xxx)	Ares SSG Capital Management (Mauritius) LTD.
yyy)	Ares SSG Capital Management (Singapore) PTE. LTD.
zzz)	Ares SSG Capital Management (Thailand) Limited
aaaa)	Ares US Real Estate Opportunity Management, L.P.
bbbb)	Ares US Real Estate VII Management, LLC
cccc)	Ares US Real Estate VIII Management, LLC
dddd)	Ares U.S. CLO Management III LLC – Series A
eeee)	ASIP Operating Manager IV, LLC
ffff)	ASOF Investment Management LLC
gggg)	ASSF Operating Manager III, LLC
hhhh)	ASSF Operating Manager IV, L.P.
iiii)	BCG BTC III Managing Member LLC
jjjj)	Chengdu Ares Yuankang Investment Management Co Ltd
kkkk)	CION Ares Management, LLC
llll)	Crestline Denali Capital LLC
mmmm)	Industrial Property Advisors Sub II LLC
nnnn)	Industrial Property Advisors Sub III LLC
oooo)	Ivy Hill Asset Management, L.P.
pppp)	Landmark Equity Advisors LLC
qqqq)	Landmark Partners LLC
rrrr)	Landmark Realty Advisors LLC
ssss)	Shanghai SSG Investment Management Company Limited
tttt)	VEF Group Management, LLC

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are managed by Existing Advisers to Affiliated Funds:

1.      Private Equity: The Ares Private Equity Group generally focuses on control-oriented investments, as well as investments in under-capitalized companies or companies with capital structure issues, in amounts substantially larger than those made by ARCC. The Private Equity Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	ACIP Parallel Fund A, L.P.
b)	ACIP Apex Co-Investment, L.P.
c)	ACOF IV ATD Co-Invest, L.P.
d)	AEIF Kleen Investor, LLC
e)	AEIF Linden Blocker II LLC
f)	AF Energy Feeder, L.P.
g)	AF V APR Co-Invest, L.P.
h)	Ambition Holdings, L.P.
i)	Ares Apex Pooling, LLC
j)	Ares Climate Infrastructure Partners, L.P.
k)	ARES CORPORATE OPPORTUNITIES FUND ASIA, L.P.
l)	ARES CORPORATE OPPORTUNITIES FUND II, L.P.
m)	ARES CORPORATE OPPORTUNITIES FUND III, L.P.
n)	ARES CORPORATE OPPORTUNITIES FUND IV, L.P.
o)	ARES CORPORATE OPPORTUNITIES FUND V, L.P.
p)	Ares Corporate Opportunities Fund VI Parallel (Foreign), L.P.
q)	Ares Corporate Opportunities Fund VI Parallel (TE), L.P.
r)	Ares Corporate Opportunities Fund VI, L.P.
s)	ARES CORPORATE OPPORTUNITIES FUND, L.P.
t)	ARES CREDIT STRATEGIES FUND I, L.P.
u)	Ares Direct Investments (AC) LP
v)	Ares EHP Co-Invest Holdings, L.P.
w)	ARES ENERGY INVESTORS FUND V, L.P.
x)	Ares Energy Opportunities Fund A, L.P.
y)	Ares Energy Opportunities Fund B, L.P.
z)	Ares Energy Opportunities Fund, L.P.
aa)	Ares EPIC Co-Invest II, L.P.
bb)	Ares EPIC Co-Invest, L.P.
cc)	Ares Master Employee Co-Invest Program 2015, L.P.
dd)	Ares Master Employee Co-Invest Program 2019 Offshore, L.P.
ee)	Ares Master Employee Co-Invest Program 2019 Onshore, L.P.
ff)	Ares PA Opportunities Fund, L.P.
gg)	Ares PBN Finance Co. LLC
hh)	Ares PE Extended Value Fund LP
ii)	Ares PG Co-Invest L.P.
jj)	Ares Private Opportunities (CP), L.P.
kk)	Ares Private Opportunities (NYC), L.P.
ll)	Ares Private Opportunities 2020 (C), LP
mm)	Ares RF Co-Invest (H), L.P.
nn)	Ares RF Co-Invest, L.P.
oo)	Ares RLG Co-Invest Holdings, L.P.
pp)
qq)	Ares SCM Co-Invest III, L.P.
rr)	Ares Special Opportunities Fund (Offshore), L.P.
ss)	Ares Special Opportunities Fund, L.P.
tt)	Ares Special Opportunities Fund II (Jersey A) L.P.
uu)	Ares Special Opportunities Fund II (Jersey) L.P.
vv)	Ares Special Opportunities Fund II (Offshore), L.P.
ww)	Ares Special Opportunities Fund II, L.P.
xx)	ARES SPECIAL SITUATIONS FUND III, L.P.
yy)	ARES SPECIAL SITUATIONS FUND IV, L.P.
zz)	Ares SSG Capital Partners VI, L.P.
aaa)	Ares SSG Excelsior Co-Investment, L.P.
bbb)	ARES SSG SECURED LENDING OPPORTUNITIES III, L.P.

ccc)	Ares VAL Co-Invest Holdings I, L.P.
ddd)	Ares VAL Co-Invest Holdings II, L.P.
eee)	ASOF Delaware Feeder, L.P.
fff)	ASOF Direct Investments (A), L.P.
ggg)	Chengdu Ares Yuanjing Equity Investment Fund L.P.
hhh)	EIF CALYPSO II BLOCKER, LLC
iii)	EIF CHANNELVIEW BLOCKER, LLC
jjj)	EIF OREGON, LLC
kkk)	EIF UNITED STATES POWER FUND IV, L.P.
lll)	Legacy SCM Aggregator, LLC
mmm)	SSG CAPITAL PARTNERS I SIDE POCKET, L.P.
nnn)	SSG CAPITAL PARTNERS II, L.P.
ooo)	SSG CAPITAL PARTNERS III, LP
ppp)	SSG CAPITAL PARTNERS IV SIDECAR, L.P.
qqq)	SSG CAPITAL PARTNERS IV, L.P.
rrr)	SSG CAPITAL PARTNERS V SIDECAR, L.P.
sss)	SSG CAPITAL PARTNERS V, L.P.
ttt)	SSG SECURED LENDING OPPORTUNITIES I-A, L.P.
uuu)	SSG SECURED LENDING OPPORTUNITIES II, L.P.
vvv)	UNITED STATES POWER FUND II, L.P.
www)	UNITED STATES POWER FUND III, L.P.
xxx)	USPF II INSTITUTIONAL FUND, L.P.

2.      Direct Lending: The Ares Direct Lending Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component. The Direct Lending Group includes, among other entities that are currently in existence but that are not currently expected to participate in the Co-Investment Transactions, the following Existing Affiliated Funds:

a)	ACE III MASTER FUND, L.P.
b)	ARES CAPITAL CORPORATION
c)	Ares Capital Europe IV (E) Levered
d)	Ares Capital Europe IV (E) Unlevered
e)	Ares Capital Europe IV (G) Levered
f)	Ares Capital Europe IV (G) Unlevered
g)	Ares Capital Europe V (E) Levered
h)	Ares Capital Europe V (E) Unlevered
i)	Ares Capital Europe V (G) Levered
j)	Ares Capital Europe V (G) Unlevered
k)	ARES CAPITAL EUROPE, L.P.
l)	ARES CENTRE STREET PARTNERSHIP, L.P.
m)	ARES COMMERCIAL FINANCE LP
n)	Ares Credit Investment Partnership I (V) L.P.
o)	Ares Credit Investment Partnership II (A), L.P.
p)	Ares Credit Strategies Feeder III UK, L.P.
q)	ARES CREDIT STRATEGIES FUND III, L.P.
r)	Ares Credit Strategies Insurance Dedicated Fund - Series of SALI Multi Series Fund LP
s)	ARES CUSTOMIZED CREDIT FUND L.P.
t)	Ares Direct Finance I LP
u)	Ares Direct Lending Opportunities LLC
v)	Ares Direct Lending Opportunities Offshore LLC
w)	Ares Direct Lending Opportunities Parallel LLC
x)	Ares European Credit Investments I (C), L.P.
y)	Ares European Credit Investments II (G), L.P.
z)	Ares European Credit Investments III (K), L.P.
aa)	Ares European Credit Investments IV (A), L.P.
bb)	Ares European Credit Investments V (X), L.P.
cc)	Ares European Credit Investments VI (N), L.P.
dd)	Ares European Credit Investments VII (CP), L.P.
ee)	Ares European Credit Investments IX (AF), L.P.,
ff)	ARES EUROPEAN CREDIT STRATEGIES FUND II (B), L.P.
gg)	ARES EUROPEAN CREDIT STRATEGIES FUND III (A), L.P.

hh)	Ares European Credit Strategies Fund IV (M), L.P.
ii)	Ares European Credit Strategies Fund IX (C), L.P.
jj)	Ares European Credit Strategies Fund V (G) L.P.
kk)	Ares European Credit Strategies Fund VI (B), LP
ll)	Ares European Credit Strategies Fund VII (Palo Verde), L.P.
mm)	Ares European Credit Strategies Fund X (T), L.P.
nn)	Ares European Credit Strategies Fund XI (S), L.P.
oo)	Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 1
pp)	Ares European Credit Strategies Fund XII (Z), SCSp RAIF - Sub-Fund 2
qq)	Ares Jasper Fund, L.P.
rr)	ARES MEZZANINE PARTNERS, L.P.
ss)	Ares ND Credit Strategies Fund LLC
tt)	Ares Private Credit Solutions (Cayman), L.P.
uu)	Ares Private Credit Solutions (Offshore) II, L.P.
vv)	Ares Private Credit Solutions II, L.P.
ww)	Ares Private Credit Solutions, L.P.
xx)	Ares Senior Direct Lending Master Fund Designated Activity Company
yy)	Ares Senior Direct Lending Master Fund II Designated Activity Company
zz)	Ares Senior Direct Lending Parallel Fund (L) II, L.P.
aaa)	Ares Senior Direct Lending Parallel Fund (L), L.P.
bbb)	Ares Senior Direct Lending Parallel Fund (U) B, L.P.
ccc)	Ares Senior Direct Lending Parallel Fund (U) II, L.P.
ddd)	Ares Senior Direct Lending Parallel Fund (U), L.P.
eee)	Ares SFERS Credit Strategies Fund LLC
fff)	Ares Sports, Media and Entertainment Finance (Offshore), L.P.
ggg)	Ares Sports, Media and Entertainment Finance, L.P.
hhh)	Ares SSG Direct Lending, L.P.
iii)	Ares Strategic Income Fund
jjj)	ARES UK CREDIT STRATEGIES, L.P.
kkk)	Chimney Tops Loan Fund, LLC
lll)	CION Ares Diversified Credit Fund
mmm)	MC Investments Parent L.P

3.     Alternative Credit. The Ares Alternative Credit Group focuses on investment opportunities that fall outside of traditional, well-defined markets. The Alternative Credit Group utilizes strategies that feature a differentiated approach to capture value through direct origination, credit arbitrage and disruptions in traditional markets. The Alternative Credit Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares Asset-Backed Loan Fund LP
b)	Ares Global High Grade CLO Debt Fund, L.P.
c)	Ares High Income Credit Opportunities Fund II (Master) LP
d)	Ares High Income Credit Opportunities Fund, L.P.
e)	Ares ICOF II Master Fund, L.P.
f)	Ares ICOF III Fund (CAYMAN) LP
g)	Ares ICOF III Fund (Delaware) LP
h)	Ares Multi-Credit Fund LLC
i)	Ares Pathfinder Core Fund (Offshore), L.P.
j)	Ares Pathfinder Core Fund, L.P.
k)	Ares Pathfinder Fund (Offshore), L.P.
l)	Ares Pathfinder Fund, L.P.
m)	Ares Secured Income Master Fund LP

4.      Tradable Credit: The Ares Tradable Credit Group focuses primarily on syndicated senior secured loans, high-yield bonds, distressed debt, other liquid fixed-income investments, and other publicly-traded debt securities. The Tradable Credit Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares CLO Funding I, L.P.
b)	Ares CLO Funding III LP
c)	Ares CLO Warehouse 2021-6 Ltd.
d)	Ares CLO Warehouse 2021-8 Ltd.
e)	Ares Credit Hedge Fund LP
f)	Ares Diversified Credit Strategies Fund (S), L.P.
g)	Ares Diversified Credit Strategies Fund II (IM), L.P.

h)	ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND II, LTD.
i)	ARES ENHANCED LOAN INVESTMENT STRATEGY II, LTD.
j)	ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD.
k)	ARES ENHANCED LOAN INVESTMENT STRATEGY IR, LTD.
l)	ARES EUROPEAN CLO II B.V.
m)	Ares European CLO IX Designated Activity Company
n)	ARES EUROPEAN CLO VI Designated Activity Company
o)	ARES EUROPEAN CLO VII Designated Activity Company
p)	Ares European CLO VIII Designated Activity Company
q)	Ares European CLO X Designated Activity Company
r)	Ares European CLO XI Designated Activity Company
s)	Ares European CLO XII Designated Activity Company
t)	Ares European CLO XIII Designated Activity Company
u)	Ares European CLO XIV Designated Activity Company
v)	Ares European CLO XV Designated Activity Company
w)	Ares European CLO XVI Designated Activity Company
x)	Ares European Loan Funding II
y)	Ares European Loan Funding S.L.P.
z)	Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares European Loan Fund (G)
aa)	Ares Global Credit Fund S.C.A., SICAV-RAIF - Ares U.S. Loan Fund (G)
bb)	Ares Global Multi-Asset Credit Master Fund, L.P.
cc)	ARES IIIR/IVR CLO LTD.
dd)	ARES INCOME OPPORTUNITY FUND, L.P.
ee)	ARES INSTITUTIONAL CREDIT FUND L.P.
ff)	Ares Institutional High Yield Master Fund LP
gg)	Ares Institutional Loan Fund, L.P.
hh)	Ares L CLO Ltd.
ii)	Ares LI CLO Ltd.
jj)	Ares LII CLO Ltd.
kk)	Ares LIII CLO Ltd.
ll)	Ares LIV CLO Ltd.
mm)	Ares LIX CLO Ltd.
nn)	Ares Loan Funding I, Ltd.
oo)	Ares Loan Trust 2011
pp)	Ares Loan Trust 2016
qq)	Ares LV CLO Ltd. (fka Ares CLO Warehouse 2018-6)
rr)	Ares LVI CLO Ltd.
ss)	Ares LVII CLO Ltd.
tt)	Ares LVIII CLO Ltd.
uu)	Ares LX CLO Ltd.
vv)	Ares LXI CLO Ltd.
ww)	Ares LXII CLO Ltd.
xx)	Ares Multi-Asset Credit Strategies Fund LP
yy)	Ares Multi-Strategy Credit Fund V (H), L.P.
zz)	ARES SENIOR LOAN TRUST
aaa)	ARES STRATEGIC INVESTMENT PARTNERS IV
bbb)	ARES VIR CLO LTD.
ccc)	ARES VR CLO, LTD.
ddd)	ARES X CLO LTD.
eee)	ARES XI CLO LTD.
fff)	Ares XL CLO Ltd
ggg)	Ares XLI CLO Ltd
hhh)	Ares XLII CLO Ltd.
iii)	Ares XLIII CLO Ltd.
jjj)	Ares XLIV CLO Ltd.
kkk)	Ares XLIX CLO Ltd
lll)	Ares XLV CLO Ltd.
mmm)	Ares XLVI CLO LTD
nnn)	Ares XLVII CLO LTD
ooo)	Ares XLVIII CLO Ltd.
ppp)	ARES XX CLO LTD
qqq)	ARES XXI CLO LTD.
rrr)	ARES XXIX CLO LTD
sss)	ARES XXVII CLO LTD

ttt)	Ares XXVIIIR CLO Ltd.
uuu)	Ares XXXIIR CLO Ltd.
vvv)	Ares XXXIR CLO Ltd.
www)	ARES XXXIV CLO LTD.
xxx)	Ares XXXIX CLO Ltd.
yyy)	ARES XXXVII CLO LTD
zzz)	ARES XXXVIII CLO LTD
aaaa)	Crestline Denali CLO XIV, Ltd.
bbbb)	Crestline Denali CLO XV, Ltd.
cccc)	Crestline Denali CLO XVI, Ltd.
dddd)	Crestline Denali CLO XVII, Ltd.
eeee)	Denali Capital CLO X, Ltd.
ffff)	Denali Capital CLO XI, Ltd.
gggg)	Denali Capital CLO XII, Ltd.
hhhh)	Goldman Sachs Multi-Manager Non-Core Fixed Income Fund
iiii)	Renaissance Floating Rate Income Fund
jjjj)	SEI Global Master Fund PLC
kkkk)	SEI Institutional Investments Trust - High Yield Bond Fund
llll)	SEI Institutional Investments Trust - Opportunistic Income Fund
mmmm)	SEI Institutional Managed Trust - High Yield Bond Fund
nnnn)	SEI Investments Canada Company - U.S. High Yield Bond Fund
oooo)	Touchstone Credit Opportunities Fund
pppp)	Towers Watson Focused High Yield Master Fund

5.      Aspida: Aspida Holdings Ltd.( together with its successor entities, “Aspida Holdings”) engages in the insurance business through wholly-owned subsidiary insurance companies and insurance-related businesses, some organized in countries other than the United States and some in the United States. Aspida invests most of its assets in securities, including investments in debt issued by private companies. Aspida includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares Insurance Partners, L.P.
b)	Ares Insurance Solutions LLC
c)	Aspida Holdings Ltd.
d)	Aspida Life Re Ltd.
e)	Aspida Holdings LLC
f)	Aspida Re (Bermuda) Ltd.
g)	Aspida Re Services Ltd.
h)	Aspida Risk Advisors, LLC
i)	Aspida Financial Services, LLC
j)	Aspida Life Insurance Company

6.      Real Assets: Ares Real Assets Group manages several vehicles: U.S. and European real estate private equity commingled funds, real estate equity and debt separately managed accounts and a publicly traded commercial mortgage REIT. The Real Assets Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	AEPEP II N Strategic Investments, L.P.
b)	AEPEP III N Strategic Co-Invest, L.P.
c)	Apollo Poland Real Estate Co-Investment, L.P.
d)	APOLLO REAL ESTATE INVESTMENT FUND V, L.P.
e)	APOLLO REAL ESTATE PARALLEL FUND V-A, L.P.
f)	APOLLO REAL ESTATE PARALLEL FUND V-B, L.P.
g)	APOLLO REAL ESTATE PARALLEL FUND V-C, L.P.
h)	AREA EAGLE CO-INVEST PARTNERSHIP, L.P.
i)	AREA EUROPEAN PROPERTY ENHANCEMENT PROGRAM, L.P.
j)	AREA-C, L.P.
k)	AREA-CAELUS CO-INVEST, L.P.
l)	AREG AC Makena Holdings LLC
m)	AREG CIP 601 W. 29 AIV LP
n)	AREG CIP 601 W. 29 Co-Invest Member LLC

o)	AREG CIP DAQ AIV LP
p)	AREG CIP IE Portfolio AIV LP
q)	AREG CIP Needham AIV LP
r)	AREG CIP One South Halsted AIV LP
s)	AREG CIP Portland Industrial AIV LP
t)	AREG CIP RW50 AIV LP
u)	AREG CIP Wellington Bay AIV LP
v)	AREG CV BOSTON HOTEL CO-INVESTOR LLC
w)	AREG ELI Co-Invest Vehicle, L.P.
x)	AREG Iberian Residential Co-Invest Vehicle SCSp
y)	AREG Kennedy Co-Invest S.C.A.
z)	AREG LPKC Partners, L.P.
aa)	AREG STAR AND GARTER CO-INVEST PARTNERSHIP, L.P.
bb)	AREG-T EUROPEAN PORTFOLIO, L.P.
cc)	AREG-Talisman Fred Supp Partners, L.P.
dd)	ARES CIP US Real Estate Opportunity Partners A, L.P.
ee)	ARES CIP US Real Estate Opportunity Partners B, L.P
ff)	Ares Commercial Real Estate Corporation
gg)	Ares European Property Enhancement Parallel Partners III SCSp
hh)	ARES EUROPEAN PROPERTY ENHANCEMENT PARTNERS II, L.P.
ii)	Ares European Property Enhancement Partners III SCSp
jj)	ARES EUROPEAN REAL ESTATE FUND I (EU), L.P.
kk)	ARES EUROPEAN REAL ESTATE FUND I (IF), L.P.
ll)	ARES EUROPEAN REAL ESTATE FUND II (EURO), L.P.
mm)	ARES EUROPEAN REAL ESTATE FUND II, L.P.
nn)	ARES EUROPEAN REAL ESTATE FUND III (EURO), L.P.
oo)	ARES EUROPEAN REAL ESTATE FUND III, L.P.
pp)	ARES EUROPEAN REAL ESTATE FUND IV (EURO), L.P.
qq)	ARES EUROPEAN REAL ESTATE FUND IV, L.P.
rr)	Ares European Real Estate Fund V (Dollar) SCSp
ss)	Ares European Real Estate Fund V SCSp
tt)	Ares European Real Estate Fund VI SCSp
uu)	Ares Ground Lease Partners, L.P.
vv)	Ares Industrial Real Estate Fund LP
ww)	Ares Midway Partners, L.P.
xx)	Ares Minerva Co-Invest, L.P.
yy)	Ares Pan-European Logistics Partnership, L.P.
zz)	Ares Real Estate Enhanced Income Fund, L.P.
aaa)	Ares Real Estate Secured Income Fund, L.P.
bbb)	ARES STRATEGIC REAL ESTATE PROGRAM-HHC, LLC
ccc)	Ares US Real Estate Development and Redevelopment Fund II, LP
ddd)	Ares US Real Estate Fund IX, L.P.
eee)	ARES US REAL ESTATE FUND VII 892, L.P.
fff)	ARES US REAL ESTATE FUND VII, L.P.
ggg)	ARES US REAL ESTATE FUND VIII, L.P.
hhh)	Ares US Real Estate Fund X, L.P.
iii)	Ares US Real Estate Fund X-A, L.P.
jjj)	Ares US Real Estate Fund X-B, L.P.
kkk)	Ares US Real Estate Opportunity Fund III, L.P.
lll)	ARES US REAL ESTATE OPPORTUNITY FUND, L.P.
mmm)	Ares US Real Estate Opportunity Parallel Fund III-A, L.P.
nnn)	Ares US Real Estate Opportunity Parallel Fund III-B, L.P.
ooo)	Ares US Real Estate Parallel Fund IX, L.P.
ppp)	Ares US Real Estate Parallel II Fund IX, L.P.
qqq)	Ares Real Estate Income Trust Inc.

rrr)	Ares Diversified Real Estate Exchange LLC
sss)	Ares Industrial Real Estate Exchange LLC
ttt)	Ares Industrial Real Estate Income Trust Inc.
uuu)	Ares Industrial Real Estate Income Trust Inc. - Build-To-Core Industrial Partnership I LP
vvv)	Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership II LP
www)	Ares Industrial Real Estate Income Trust Inc.- Build-To-Core Industrial Partnership III LLC
xxx)	Cal Ares Real Estate Debt Partners, LLC
yyy)	Hush Lux S.a.r.l.
zzz)	Klondike LLC
aaaa)	MC EUROPEAN REAL ESTATE DEBT PARENT LP

7.     Secondary Solutions: The Ares Secondary Solutions Group generally focuses on investments in secondary markets across a range of alternative asset class strategies, including private equity and credit, real estate and infrastructure with equity and debt strategies. The Secondary Solutions Group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

a)	Ares Private Markets Fund
b)	Columbus Opportunity Fund, L.P.
c)	Landmark - NYC Fund I, L.P.
d)	Landmark Co-Investment Partners IX, L.P.
e)	Landmark Equity Partners XIII, L.P.
f)	Landmark Equity Partners XIII-A, L.P.
g)	Landmark Equity Partners XIV, L.P.
h)	Landmark Equity Partners XV, L.P.
i)	Landmark Equity Partners XVI Co-Investment Fund, L.P.
j)	Landmark Equity Partners XVI, L.P.
k)	Landmark Equity Partners XVII Co-Investment Fund, L.P.
l)	Landmark Equity Partners XVII, L.P
m)	Landmark Equity Partners XVII-B, L.P.
n)	Landmark Growth Capital Partners, L.P.
o)	Landmark Hudson Partners I, L.P.
p)	Landmark IAM Growth Capital, L.P.
q)	Landmark IAM Real Estate Partnership V, L.P.
r)	Landmark Infrastructure Partners II, L.P.
s)	Landmark Pacific Partners II, L.P.
t)	Landmark Pacific Partners, L.P. – Series A
u)	Landmark Pacific Partners, L.P. – Series B
v)	Landmark Pacific Partners, L.P. – Series C
w)	Landmark Partners 1907 Fund I, L.P.
x)	Landmark Partners 1907 Fund II, L.P.
y)	Landmark Partners 1907 Fund III, L.P.
z)	Landmark Partners Insurance Fund Series Interests of the SALI Multi-Series Fund, L.P.
aa)	Landmark Private Opportunities (FG) 2021, L.P.
bb)	Landmark Real Estate Partners IX Co-Investment Fund, L.P.
cc)	Landmark Real Estate Partners IX, L.P.
dd)	Landmark Real Estate Partners V, L.P.
ee)	Landmark Real Estate Partners VI Offshore, L.P.
ff)	Landmark Real Estate Partners VI, L.P.
gg)	Landmark Real Estate Partners VII Offshore, L.P.
hh)	Landmark Real Estate Partners VII OPERS Co-Investment, L.P.
ii)	Landmark Real Estate Partners VII, L.P.
jj)	Landmark Real Estate Partners VIII Co-Investment Fund, L.P.
kk)	Landmark Real Estate Partners VIII, L.P.
ll)	Landmark Real Estate Partners VIII-A, L.P.
mm)	Landmark Real Estate Partners VIII-Campbell Co-Investment, L.P.
nn)	Landmark Real Estate Partners IX-Campbell Co-Investment, L.P.
oo)	Landmark Real Estate Partners VII-IP Co-Investment, L.P.
pp)	Landmark Real Estate Partners VI-OPERS Co-Investment, L.P.
qq)	Landmark Sing Co-Investment Fund I, L.P.
rr)	Landmark Tig Co-Investment Fund I, L.P.
ss)	Landmark TX ERS Co-Investment Fund I, L.P.

tt)	Landmark TX ERS Co-Investment Fund II, L.P.,
uu)	LWFB CO-INVESTMENT FUND I, L.P.
vv)	NCL III - Outside Opportunities B
ww)	NCL INVESTMENTS II - OUTSIDE OPPORTUNITIES SERIES A
xx)	NCL INVESTMENTS II - OUTSIDE OPPORTUNITIES SERIES B
yy)	NCL Investments II - PE Series
zz)	NCL Investments II - RA Series
aaa)	NCL Investments II – RE Series
bbb)	NCL Investments III PE Series
ccc)	NCL Investments III RA Series
ddd)	NCL Investments III RE Series
eee)	NCL Investments III, L.P. Outside Opportunities Series A
fff)	NCL INVESTMENTS, L.P. - PE SERIES
ggg)	NCL INVESTMENTS, L.P. - RA SERIES
hhh)	NCL INVESTMENTS, L.P. - RE SERIES
iii)	PASSERO 18, L.P.
jjj)	SPRING BRIDGE PARTNERS (LONGSHORE), LP
kkk)	SPRING BRIDGE PARTNERS (PES) FUND, LP
lll)	SPRING BRIDGE PARTNERS, L.P.
mmm)	Wafra Venture Master Fund I

APPENDIX B

1.      The Existing Downstream Ivy Hill Funds are each managed by Ivy Hill and include, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following entities:

a)	AMERICAN CAPITAL EQUITY I, LLC
b)	AMERICAN CAPITAL EQUITY II, LP
c)	ARES PRIVATE DEBT STRATEGIES FUND II, L.P.
d)	COLTS 2005-1 LTD.
e)	COLTS 2005-2 LTD.
f)	EMPORIA PREFERRED FUNDING III, LTD.
g)	IVY HILL INVESTMENT HOLDINGS, LLC
h)	IVY HILL MIDDLE MARKET CREDIT FUND IV, LTD.
i)	IVY HILL MIDDLE MARKET CREDIT FUND IX, LTD
j)	IVY HILL MIDDLE MARKET CREDIT FUND V, LTD.
k)	IVY HILL MIDDLE MARKET CREDIT FUND VII, LTD.
l)	IVY HILL MIDDLE MARKET CREDIT FUND VIII, LTD.
m)	IVY HILL MIDDLE MARKET CREDIT FUND X, LTD
n)	IVY HILL MIDDLE MARKET CREDIT FUND XII, LTD
o)	Ivy Hill Middle Market Credit Fund XIV, Ltd
p)	Ivy Hill Middle Market Credit Fund XV, Ltd.
q)	Ivy Hill Middle Market Credit Fund XVI, Ltd.
r)	Ivy Hill Middle Market Credit Fund XVII, Ltd.
s)	Ivy Hill Middle Market Credit Fund XVIII, Ltd.
t)	Ivy Hill Middle Market Credit Fund XIX, Ltd.
u)	Ivy Hill Revolver Funding LP
v)	PRIVATE DEBT STRATEGIES FUND III, L.P.
w)	PRIVATE DEBT STRATEGIES FUND IV, L.P.
x)	PRIVATE DEBT STRATEGIES FUND V, L.P.

APPENDIX C

Resolutions of the Board of Directors of Ares Capital Corporation (the “Corporation”)

WHEREAS: The Board of Trustees (the “Board”) deems it advisable and in the best interest of the Corporation to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Corporation’s current Order of Exemption pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Amended Application”), to permanently authorize the participation in follow-on investments with one or more regulated funds and/or affiliated funds, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Corporation be, and each of them hereby is, authorized and directed on behalf of the Corporation and in its name to prepare, execute, and cause to be filed with the Commission the Amended Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Corporation be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted July 14, 2022

Resolutions of the Board of Trustees of CION Ares Diversified Credit Fund (the “Fund”)

WHEREAS: The Board of Trustees (the “Board”) deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Fund’s current Order of Exemption pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Amended Application”), to permanently authorize the participation in follow-on investments with one or more regulated funds and/or affiliated funds, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Amended Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted July 14, 2022

Resolutions of the Board of Trustees of Ares Private Markets Fund (the “Fund”)

WHEREAS: The Board of Trustees (the “Board”) deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Order of Exemption previously granted to Ares Capital Corporation and its affiliates pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Amended Application”), to permanently authorize the participation in follow-on investments with one or more regulated funds and/or affiliated funds, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission the Amended Application, and any further amendments thereto; and further

RESOLVED: That the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted July 12, 2022

Resolutions of the Sole Trustee (the “Trustee”) of Ares Strategic Income Fund (the “Fund”)

WHEREAS: The Trustee deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application to amend the Order of Exemption previously granted to Ares Capital Corporation and its affiliates pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Amended Application”), to permanently authorize the participation in follow-on investments with one or more regulated funds and/or affiliated funds, in accordance with the requirements provided by the Commission in Investment Company Act of 1940 Release No. 33837 (dated April 8, 2020); now therefore be it

RESOLVED: That the Trustee be, and hereby is, authorized and directed on behalf of the Fund and in his name to prepare, execute, and cause to be filed with the Commission the Amended Application, and any further amendments thereto; and further

RESOLVED: That the Trustee be, and hereby is, authorized and directed to take such further action and execute such other documents as the Trustee shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

Adopted June 22, 2022